UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Esmark Incorporated

(Name of Subject Company)

Esmark Incorporated

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number of Class of Securities)

James P. Bouchard

Chairman and Chief Executive Officer

1134 Market Street

Wheeling, WV 26003

(304) 234-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Scott E. Westwood, Esq.

McGuireWoods LLP

625 Liberty Avenue, 23rd Fl.

Pittsburgh, Pennsylvania

(412) 667-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company is Esmark Incorporated, a Delaware corporation (“Esmark” or the “Company”). The address and telephone number of the principal executive offices of Esmark are 1134 Market Street, Wheeling, West Virginia 26003 and (304) 234-2400, respectively.

(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the common stock of the Company, $0.01 par value per share (the “Shares”). As of May 13, 2008, there were 39,506,720 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The filing person of this Schedule 14D-9 is the subject company, Esmark. Its address and telephone number are stated in Item 1(a), above. Esmark’s website is www.esmark.com. The information on Esmark’s website should not be considered a part of this Schedule 14D-9.

(b) Tender Offer. This Schedule 14D-9 relates to the tender offer by OAO Severstal, a Russian joint stock company (“Severstal”), on behalf of its indirect, wholly-owned subsidiary to be formed under the laws of the State of Delaware prior to the expiration of Severstal’s tender offer (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2008 (as the same may be amended from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding Shares at a price of $17.00 per Share in cash, without any interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and, in each case, any amendments and supplements thereto, the “Severstal Offer”) included in the Schedule TO. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(B) and (a)(1)(C), respectively, and are incorporated herein by this reference.

The purpose of the Severstal Offer, as stated by Severstal in the Schedule TO, is for it, through the Purchaser, to acquire control of, and ultimately the entire equity interest in, Esmark. Severstal also indicated that it intends, as soon as practicable after the consummation of the Severstal Offer, to seek to consummate a merger (the “Second-Step Merger”) of Purchaser with and into the Company, with the Company as the corporation surviving the Second-Step Merger as a wholly-owned subsidiary of Severstal. The Schedule TO states that the principal executive offices of Severstal are located at ulitsa Mira 30, Vologda Region, Cherepovets, Russia 162600, and its telephone number is 7 820 253 09 09.

According to the Schedule TO, the Severstal Offer is subject to a number of conditions, including, but not limited to, the following:

•

there having been validly tendered and not properly withdrawn prior to the expiration of the Severstal Offer at least that number of Shares that, when added to the Shares, if any, then owned by Severstal or any of its subsidiaries, constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or other rights to acquire Shares);

•

the board of directors of Esmark having approved the Severstal Offer and the proposed Second-Step Merger described in the Offer to Purchase or any other business combination satisfactory to Severstal between Esmark and Purchaser pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or Severstal being satisfied that Section 203 does not apply to or otherwise restrict the Severstal Offer, the Second-Step Merger, or any such business combination;

•

(A) Esmark having entered into a definitive merger agreement with Purchaser with respect to a merger of Purchaser and Esmark or (B) there having been validly tendered and not properly withdrawn prior to the expiration of the Severstal Offer that number of Shares that, when added to the Shares then owned by Severstal or any of its subsidiaries, shall constitute at least 90% of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or other rights to acquire Shares);

•

any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or having been terminated prior to the expiration of the Severstal Offer;

•

the period of time for any applicable review process by the Committee on Foreign Investment in the United States under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended (the “Exon-Florio Amendment”), having expired or having been terminated prior to the expiration of the Severstal Offer; and

•	The Severstal Offer is also subject to certain other conditions described in Section 14 of the Offer to Purchase.

Severstal and Purchaser commenced the Severstal Offer on May 30, 2008, but amended the Severstal Offer pursuant to a First Amendment and Supplement to Offer to Purchase on June 5, 2008 (the “First Amendment”). Before the First Amendment, the Severstal Offer was also conditioned upon “the valid termination of the Memorandum of Agreement, dated April 30, 2008, between Esmark and Essar Steel [Essar Steel Holdings Limited (“Essar”)] and, if entered into prior to the expiration of the Severstal Offer, the Agreement and Plan of Merger between Esmark and Essar contemplated by such Memorandum of Agreement, as each may be amended, supplemented, modified and/or restated from time to time.” Severstal and Purchaser deleted this condition to the Severstal Offer in the First Amendment.

All information set forth in this Schedule 14D-9 or incorporated herein by reference concerning Severstal or its affiliates was obtained from Severstal’s Schedule TO, and the Company takes no responsibility for such information.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company and (i) the Company’s executive officers, directors or affiliates or (ii) the Purchaser, Severstal, or their respective executive officers, directors or affiliates.

(a) Arrangements between the Company and Its Current Executive Officers and Directors

Executive Employment Agreements

The Company previously entered into executive employment agreements with its executive officers, which entitles such officers to certain rights in the event of the executive’s termination without cause by the Company, or, except as set forth below, for good reason by the executive, upon a “change in control” or within a year following a “change in control.” For purposes of these agreements, a “change in control” will occur if the Severstal Offer is consummated. Except as set forth below, “cause” is generally defined in each agreement to mean that the executive has: (a) been convicted of, or has pled guilty or nolo contendere to any felony, or any misdemeanor involving moral turpitude under the laws of the United States or any state or political subdivisions thereof; (b) committed a breach of duty of loyalty which a third-party neutral arbitrator determines is materially detrimental to the Company; (c) materially violated any provision of the executive conduct section of the employment agreement; (d) willfully failed to substantially perform or adhere to explicitly stated duties or guidelines of employment or to follow the directives of the Board (which are not unlawful to perform or to adhere to or follow and which are within the scope of the executive’s duties) following a written warning that if such failure continues it will be deemed a basis for a “For Cause” dismissal; or (e) acted with willful misconduct in the performance of the executive’s duties. Following a “change of control”, subsection (d) above is deleted from the definition of “cause.”

Except as set forth below, “good reason” is generally defined in each agreement to mean (a) the assignment to the executive of any duties inconsistent with the executive’s status in the Company (or its affiliate, as applicable) or a meaningful alteration, adverse to the executive, in the nature or status of the executive’s responsibilities (including reporting responsibilities); (b) permanent relocation of his principal place of employment to a location more than 75 miles distant from his principal place of employment; (c) a reduction by the Company in the executive’s aggregate annual base salary except for across-the-board salary reductions similarly affecting all senior executives of the Company and all senior executives of any person in control of the Company; (d) the failure by the Company and/or its subsidiaries to continue in effect any compensation plan in which the executive participates which is material to the executive’s total compensation, including without limitation equity compensation plans and programs, or the failure by the Company to continue the executive’s participation therein on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of the executive’s participation relative to other participants; (e) the failure by the Company to continue to provide the executive with benefits substantially similar to those enjoyed by the executive under any of the Company’s or its subsidiaries’ pension, life insurance, medical, health and accident, or disability plans at any time subsequent to the effective date of the agreement, or the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the executive of any material fringe benefit enjoyed by the executive at any time subsequent to the effective date, (f) a failure of the Company to obtain the assumption in writing of its obligations under the executive’s agreement by any successor to all or substantially all of the stock or assets of the Company within fifteen days after a merger, consolidation, sale or similar transaction or (g) a material breach by the Company of the executive’s agreement.

In addition to the severance payments and other benefits described below, each of the employment agreements also provides that all of the executive’s equity and other long-term incentive awards fully vest in the event of a termination pursuant to a change in control. The consummation of the Severstal Offer would constitute a change in control for purposes of these agreements and, consequently, all such equity and other long-term incentive awards fully vest in the event of a termination in connection with the Severstal Offer.

James P. Bouchard.

The Company’s employment agreement with James P. Bouchard, Chairman and CEO of the Company, provides that the severance benefits on a change of control would be (i) three times his annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) three times his maximum annual bonus, plus (iii) any earned but unpaid bonuses. Mr. Bouchard may terminate his employment by giving written notice of termination to the Company at any time within six months following the date of the change of control and be entitled to receive the amounts and benefits described above.

Craig T. Bouchard.

The Company’s employment agreement with Craig T. Bouchard, Vice Chairman and President of the Company, provides that the severance benefits on a change of control would be (i) two times his annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) two times his maximum annual bonus, plus (iii) any earned but unpaid bonuses. Mr. Bouchard may terminate his employment by giving written notice of termination to the Company at any time within six months following the date of the change of control and be entitled to receive the amounts and benefits described above.

Messrs. Mooney, DiClemente, Assetta, Krupinski, Ogrizovich, and Ristau

The Company’s employment agreements with Paul J. Mooney, Executive Vice-President and Chief Financial Officer, Vincent D. Assetta, Vice President and Controller, Mill Operations, Michael P. DiClemente, Vice President and Treasurer, John Krupinski, Vice President and Controller, Service Center Group, Michael A. Ogrizovich, President, Service Center Operations of Esmark Steel Service Group, Inc. (a wholly-owned subsidiary of the Company and f/k/a Esmark Incorporated) (“ESSG”), and William Ristau, Vice President, Commercial of ESSG, provide that the severance benefits on a change of control would be (i) two times the executive’s annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) two times maximum annual bonus, plus (iii) any earned but unpaid bonuses. The executive may terminate employment by giving written notice at any time during the thirty (30) day period immediately following the six (6) month anniversary of the date of the change of control and be entitled to receive the amount and benefits described above.

Messrs. Luptak and Modrowsk

The Company’s employment agreements with David A. Luptak, Executive Vice President, Mill Operations, and Thomas A. Modrowski, Executive Vice President, Downstream Operations, provide that the severance benefits on a change of control would be (i) two times the executive’s annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) two and one-half times the executive’s maximum annual bonus, plus (iii) any earned but unpaid bonuses. The executive may terminate employment by giving written notice at any time during the thirty (30) day period immediately following the six (6) month anniversary of the date of the change of control and be entitled to receive the amount and benefits described above.

The summary is qualified in its entirety by reference to the Executive Employment Agreements that are filed as Exhibits (e)(3)-(e)(12) hereto and are incorporated herein by reference.

Company Equity Incentive Plans

Esmark Annual Management Incentive Plan

In 2008, the Board of Directors of the Company (the “Board”), upon the recommendation of the Compensation Committee, adopted the Esmark Annual Management Incentive Plan (the “MIP”), which authorizes the Company to award annual financial incentives to certain eligible employees, including the Company’s executive officers other than Messrs. Modrowski, Ogrizovich and Ristau. The MIP is based on established performance goals of the Company and specified individual goals for fiscal year 2008. As part of the ESSG’s management group, Messrs. Modrowski, Ogrizovich and Ristau are eligible for a separate ESSG Profit Sharing Plan described below. No annual incentive will be paid under the MIP unless both the Company has positive net income and Company performance reaches the established minimum earnings before income taxes, depreciation and amortization, notwithstanding the achievements as to the other applicable performance goals for 2008. Awards will be paid in cash in the event any award is payable.

ESSG Profit Sharing Plan

In 2008, the Board, upon the recommendation of the Company’s Compensation Committee, also approved the ESSG Profit Sharing Plan for the 2008 fiscal year. Certain members of management of the downstream operations of the Company and employees of ESSG, including Messrs. Modrowski, Ogrizovich and Ristau, will participate in the ESSG Profit Sharing Plan. The ESSG Profit Sharing Plan will be funded based on the financial performance of ESSG and its subsidiaries. Distributions from the ESSG Profit Sharing Plan to named executive officers who participate are discretionary and based upon meeting established individual and downstream operations performance goals.

Director Compensation

On January 10, 2008, the Board approved a director compensation plan under which non-employee directors are entitled to (1) an annual retainer in the amount of $50,000, to be paid quarterly in cash, deferred stock units or a combination of both and (2) an annual award of deferred stock units valued at $50,000. Deferred stock granted to directors will be issued within 90 days after such person’s termination of service as a director. The actual number of Shares underlying the deferred stock unit grant is determined by dividing the dollar value of the award by the average of the closing prices of the Shares for each of the five (5) trading days immediately prior to the grant date. An additional annual retainer, payable quarterly in cash, of (a) $12,500 is payable to the chair of the Audit Committee, (b) $7,500 is payable to each of the chairs of the Compensation Committee and the Finance Committee and (c) $5,000 is payable to each of the chairs of the Nominating & Governance Committee and the Safety & Environmental Committee. Each director is also compensated in the amount of $2,000, payable in cash, for each board and committee meeting attended in person. For attendance of meetings via teleconference, directors are paid $1,000 per meeting. Company directors are also reimbursed for their out-of-pocket travel expenses.

The summary is qualified in its entirety by reference to the Company plans that are filed as Exhibits (e)(13)-(e)(19) hereto and are incorporated herein by reference.

(b) Mountain State Carbon

In September 2005, Wheeling-Pittsburgh Steel Corporation (an indirect, wholly-owned subsidiary of the Company) (“WPSC”) and SNA Carbon, LLC (an indirect, wholly-owned subsidiary of Severstal according to the Schedule TO) (“SNA Carbon”) entered into an Amended and Restated Limited Liability Company Agreement (the “Mountain State LLC Agreement”) of Mountain State Carbon LLC (“MSC”). MSC is a Delaware limited liability company which was formed to own and refurbish coke batteries contributed to it by WPSC and to produce and sell the coke produced by these batteries for the benefit of WPSC and SNA Carbon. WPSC and SNA Carbon concurrently executed various agreements, including management and operating agreements, pursuant to which WPSC will operate and manage MSC’s coke facilities, and various coke supply agreements.

WPSC contributed its coke-producing batteries and related facilities and assets located in Follansbee, West Virginia, and Steubenville, Ohio, which had a fair value of approximately $80.0 million and subsequently contributed an additional $39.2 million in cash to MSC in exchange for a 50% voting and non-voting capital interest in MSC. SNA Carbon contributed $120.0 million in cash to MSC in exchange for a 50% voting and non-voting capital interest in MSC. WPSC is obligated to make additional cash contributions of $0.8 million to MSC during 2008. Further capital contributions may or may not be necessary depending on the capital needs of MSC.

WPSC, SNA Carbon, and MSC executed coke supply agreements under which MSC is currently obligated to sell to WPSC 50% of MSC’s total production of coke and to sell to SNA Carbon 50% of MSC’s total production of coke, allocated on a weekly basis. All coke sold to WPSC and SNA Carbon under the coke supply agreements is required to meet certain specifications. Effective July 2007, all coke sold by MSC to WPSC and to SNA Carbon is being sold at a price equal to MSC’s production cost, excluding depreciation expense.

WPSC is paid a fee and manages and operates MSC’s coke facilities using its current hourly and salaried workforce, subject to ultimate oversight by MSC’s Board of Managers, under its management and operating agreements. WPSC retained environmental obligations related to the operation and condition of the facilities prior to September 29, 2005, and has agreed to indemnify SNA Carbon and MSC against any environmental liabilities related to or arising out of the condition of the real property contributed by WPSC to MSC. MSC has agreed to indemnify WPSC and SNA Carbon against liabilities arising in connection with the management or ownership of MSC.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation

After careful consideration by the Board, including a thorough review of the Severstal Offer with the Company’s financial and legal advisors, the Board, at a meeting held on June 11, 2008, determined that the Severstal Offer is inadequate and not in the best interests of the Company’s stockholders.

ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS REJECT THE SEVERSTAL OFFER AND NOT TENDER THEIR SHARES TO SEVERSTAL AND PURCHASER PURSUANT TO THE SEVERSTAL OFFER.

If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or our information agent, Innisfree M&A Incorporated at the address and phone number noted below.

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 (877) 456-3442

The Board met on June 11, 2008 to review and consider the Severstal Offer and after thorough review and consideration of the Severstal Offer and consultation with its legal and financial advisors, and based upon (i) the letter from Essar, dated June 10, 2008 and Essar’s public announcement that it would increase its purchase price to $19.00 per share upon execution of the proposed merger agreement with Esmark after the expiration of the United Steel, Paper, Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Services Workers International Union’s (the “USW”) right to bid period under the August 1, 2003 basic labor agreement by and between Wheeling-Pittsburgh Coporation (a direct, wholly-owned subsidiary of the Company) (“Wheeling-Pittsburgh”), WPSC, and the USW (the “BLA”), (ii) the terms and conditions of the Memorandum of Agreement, dated April 30, 2008, by and between the Company and Essar (the “Memorandum of Agreement”) and the related form of Agreement and Plan of Merger (the “Proposed Essar Merger Agreement”), (iii) the terms and conditions of the Severstal Offer, and (iv) the terms of Esmark’s credit agreements, the Board determined (with the two USW-appointed directors voting “no”) to recommend that Esmark’s stockholders reject the Severstal Offer and not tender their Shares to Severstal and Purchaser because the Severstal Offer is inadequate and not in the best interests of the stockholders.

A press release relating to the Board’s recommendation is filed as Exhibit (a)(2)(A) to this Schedule 14D-9 and is incorporated herein by this reference.

The Board reserves the right to revise its recommendation in the event of changed circumstances and future developments, if any. Any such change in the Board’s recommendation will be communicated to the Company’s stockholders as promptly as practicable if such a determination is made.

Intent to Tender. In light of the Board’s recommendation, after making reasonable inquiry, to the Company’s knowledge, no executive officer, director, affiliate (other than funds advised by Franklin Mutual Advisers, LLC (“FMA”)) or subsidiary of the Company currently intends to tender Shares held of record or beneficially owned by them to Severstal or Purchaser pursuant to the Severstal Offer.

(b) Background of the Recommendation.

The Board and management of the Company, in consultation with its legal and financial advisers, regularly consider a variety of means for enhancing stockholder value. The Board regularly reviews the Company’s short and long-term business strategies as well as market trends in the industry and the challenges confronting the Company in attaining its strategic objectives. During 2008, the Board has regularly addressed the operational challenges and liquidity issues facing the Company, especially with respect to credit facilities of the Company due to mature.

In a meeting organized by representatives of the USW, representatives of the Company, the USW, FMA and Raymond James & Associates, Inc. (“Raymond James”), financial advisor to the Company, met on or about January 23, 2008, in Chicago, Illinois. Senior management of the Company agreed at this meeting that discussions should be initiated with third parties about the possibility of pursuing a potential business combination or strategic transaction involving the Company and the then-ongoing sale of the steel making facility at Sparrows Point, Maryland owned by ArcelorMittal (“Sparrows Point”). Those present at this meeting agreed that representatives of the Company would contact Essar, Severstal and a third international company for this purpose. Management notified the Board of this meeting.

On February 6, 2008, legal counsel for FMA contacted a representative of McGuireWoods LLP, legal counsel for the Company (“McGuireWoods”). Legal counsel for FMA informed McGuireWoods in this telephone conference that Severstal had informed representatives of FMA that Severstal had an interest in the Company separately and unrelated to any potential transaction or alliance related to Sparrows Point.

On February 7, 2008, the Company entered into a confidentiality agreement with Severstal (the “Severstal Confidentiality Agreement”). This agreement contained a six month standstill provision and also prohibited Severstal or its representatives from, among other things, disclosing that Severstal is considering a transaction with the Company or that any discussions regarding a transaction occurred. Following the execution of the Severstal Confidentiality Agreement, the Company made certain non-public information available to Severstal and its financial advisers and legal counsel.

On February 9, 2008, representatives of the Company, the USW, FMA, legal counsel for FMA, and Severstal discussed a potential transaction involving the Company. Representatives of Severstal advised the USW at this meeting that in the event it acquired the Company it planned to shut down WPSC’s blast furnace for a 3-year period so that it could deliver coke from MSC to the Sparrows Point steel making facility in the event Severstal acquired it. On February 10, 2008, the Company also discussed the potential acquisition of Sparrows Point with the USW, FMA and another company.

On February 13, 2008, the Board held a special meeting. Also present at the meeting were members of management, representatives of McGuireWoods and representatives of Buchanan Ingersoll & Rooney, PC, special counsel to the Board (“Buchanan”). At this meeting, management informed the Board that they had become aware that Severstal had engaged in conversations, independent of the management of the Company, with representatives of FMA and the USW with regard to Severstal’s interest in the Company. Management informed the Board that the Company had entered into a confidentiality agreement with Severstal and that in light of the possibility of an expression of interest from Severstal, management also had initiated discussions with other potential strategic partners to explore other options to maximize stockholder value. Management further advised the Board that very preliminary discussions had been engaged in with representatives of Essar without disclosing any non-public information. At this meeting Buchanan reviewed with the Board its fiduciary duties under Delaware law generally and in connection with a potential sale of the Company. After a detailed discussion, the Board determined that, although no decision had been made to put the Company up for sale, it was appropriate to pursue further discussions with Essar and Severstal or other interested third parties to maximize stockholder value.

On February 16, 2008, the Company entered into a confidentiality agreement with Essar containing terms substantially similar to the Severstal Confidentiality Agreement. Following the execution of this agreement, the Company made certain non-public information available to Essar and its financial advisers and legal counsel.

On February 25, 2008, Severstal delivered to the Company a non-binding written proposal to acquire all of the Company’s outstanding common stock for a cash purchase price of $15.00 per Share. The proposal stated that it was subject to further due diligence and other conditions, such as the receipt of stockholder and government approvals, third-party consents and the execution of an agreement from FMA supporting the transaction. The proposal also indicated that further discussions would require the Company’s execution of an exclusivity commitment which would prohibit the Company from negotiating a sale agreement with any other interested party.

On February 29, 2008, the Company responded in writing to Severstal’s February 25, 2008 non-binding proposal. In particular, the Company stated that it required further information from Severstal for purposes of fully and fairly evaluating its offer. The letter included a wide variety of questions related to Severstal’s proposal and its plans for the Company following any proposed acquisition.

On March 4, 2008, Severstal provided written responses to the issues raised in the Company’s February 29, 2008 letter. Among other things, Severstal stated: (a) that it agreed with the Company’s plan to close its Allenport, Pennsylvania facility; (b) that it had already been in direct contact with the USW regarding the proposed transaction; (c) that full due diligence would require an additional 4 to 6 weeks; and (d) that the corporate headquarters post-closing would be located in Dearborn, Michigan.

On March 12 and 13, 2008, the Board held a regularly scheduled meeting. Also in attendance at this meeting were representatives of McGuireWoods, Buchanan and UBS Securities LLC (“UBS”). Before the meeting began, Ron Bloom, special assistant to the President of the USW, at his request, addressed the Board regarding recent discussions between representatives of the Company and representatives of potential strategic partners. Mr. Bloom indicated that the USW supported Severstal’s proposal related to the sale of the Company but would review any other proposal, including any proposal made by Essar.

At this meeting, Mr. Craig Bouchard updated the Board on the state of the debt markets, noted that it currently was a difficult market in which to obtain financing and specifically noted how this was negatively affecting the Company. Management also updated the Board on discussions with Severstal and Essar. Management noted that Essar had not yet submitted a written proposal but management expected one within the following two weeks. Representatives of Buchanan made a presentation regarding, among other things, the Board’s fiduciary duties in connection with a potential change of control transaction. Representatives of UBS discussed with the Board circumstances in the steel industry generally, including the Company’s competitors, market trends and the Company’s position within the market and potential options for strategic alternatives. Representatives of UBS also discussed with the Board background information on both Essar and Severstal and reviewed the recent discussions with both entities.

At this meeting, the Board also established a Steering Committee with regard to the Company’s evaluation of strategic alternatives, consisting of Messrs. Albert Adkins, Craig Bouchard and George Muñoz, to be responsible for overseeing any sale process authorized by the Board, leading any discussions with the Company’s financial advisers and special counsel to the Board, and overseeing any due diligence process. The Board stressed that the Steering Committee would have no decision-making or recommendation authority or obligation and that the full Board would retain all authority. Also at this meeting, the Board authorized the Company to engage UBS as its financial advisor in connection with the Board’s review of strategic and financial alternatives for the Company. The Board also authorized the Company to engage Buchanan as special counsel to the Board.

Also at this meeting, Stephen Powers, Vice President, Strategic Planning, of WPSC gave a presentation to the Board on the Company’s 2009-2012 forecast and assumptions. Following Mr. Powers’s presentation, the Board was provided with further background information regarding Essar and its operations and plans from Mr. James Bouchard and Mr. Powers.

On March 31, Essar submitted a non-binding, written proposal to the Company to combine certain of its North American operations with those of the Company. The proposal contemplated a combination of the Company with Essar’s Algoma steel production facility and rolling operations and Essar’s Minnesota Steel iron ore project under terms and conditions set forth in the proposal. The letter also indicated a willingness to discuss an alternative transaction that provides more immediate liquidity to stockholders of the Company.

On April 8, 2008, Essar submitted a second written proposal to the Company. This revised proposal was for the acquisition of all of the outstanding capital stock of Wheeling-Pittsburgh for a cash purchase price of $620 million. The proposal carved out the assets and personnel associated with the Wheeling Corrugating division of Wheeling-Pittsburgh. The proposal also included interim financing of $80 million to the Company upon the execution of definitive acquisition documentation to refinance the existing term loan of WPSC and provided a summary of the terms of that financing. The proposal was subject to confirmatory due diligence.

On April 16, 2008, Essar submitted a third written proposal to the Company. This proposal raised the proposed purchase price of Wheeling-Pittsburgh to $700 million in cash and revised the terms of the interim financing, including terms related to security for the financing, change of control of the Company and certain warrants to be issued to Essar.

On April 16, 2008, the Board held a special meeting by telephonic conference call. Also in attendance at this meeting were members of Company management and representatives of McGuireWoods, Buchanan, and UBS. Among other things, Mr. James Bouchard updated the Board on the status of discussions with Essar and Severstal. He noted the receipt by the Company of the April 16, 2008 proposal from Essar. He also stated that Severstal continued to conduct diligence and that he believed a revised and improved proposal would be delivered by Severstal in the following week. He further noted that discussions were continuing with regard to Severstal’s plans for the Company’s downstream operations.

With regard to Essar, Mr. James Bouchard relayed to the Board his observations from a recent meeting with Essar management in India and reviewed their recent discussions. He informed the Board that Essar was prepared to begin negotiations of definitive documentation. Representatives of UBS discussed with the Board the revised Essar proposal and the process required to develop each of the revised Essar proposals and the Sevestal proposal into a definitive transaction agreement. The Board approved (with Messrs. Bowen and Williams abstaining) the negotiation of definitive documentation based on Essar’s most recent proposal, subject to final approval by the Board.

On April 19, 2008, Severstal submitted a second written proposal to the Company, pursuant to which Severstal would purchase all of the outstanding common stock of the Company for a cash purchase price of $15.50 per Share. This proposal also was subject to additional due diligence and the same conditions as outlined in Severstal’s February 25, 2008 proposal. The proposal also indicated that Severstal would consider extending interim financing to the Company upon the execution of definitive acquisition documentation.

On April 19, 2008, Essar submitted a fourth written proposal to the Company. This proposal contained the same purchase price and interim financing commitment as its previous offer, but contained revised terms related to such financing including the security for the financing and certain conversion features.

Also on April 19, 2008, the Company provided Essar with an initial draft of a purchase agreement related to the purchase of Wheeling-Pittsburgh only. Representatives of the Company and Essar continued to negotiate the terms of the documentation related to that proposed transaction until approximately April 25, 2008.

On April 20, 2008, Mr. Bloom sent an e-mail message to Mr. James Bouchard and Mr. Craig Bouchard. This message stated that the USW (a) is “fully supportive” of the proposal made by Severstal, (b) does not support the proposal made by Essar, and (c) will, if necessary, enforce its rights under the BLA to prevent a transaction with Essar. Mr. Bloom sent a second e-mail to Mr. James Bouchard and Mr. Craig Bouchard later that same day that stated that the Essar offer is “speculative” as to value and “cannot be completed so in fact does not exist in the real world.” Mr. Craig Bouchard responded by stating that Severstal’s proposal at the time was lower in value than the proposal made by Essar and that the Board would act in accordance with its fiduciary duties and do what is in the best interests of the Company stockholders.

On April 21, 2008, representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal counsel for Severstal, delivered to the Company its initial draft of a merger agreement and financing commitment. Between April 21 and April 29, 2008, numerous meetings, discussions, and negotiations occurred among representatives of the Company, Severstal and their respective legal counsel. During this period, a number of drafts of the merger agreement and related documentation were negotiated and exchanged among the parties.

On April 22, 2008, the Board held a special meeting by telephonic conference call. Also in attendance at this meeting were the Company’s Chief Financial Officer, Paul Mooney, and representatives of McGuireWoods and Buchanan. Mr. James Bouchard updated the Board on recent discussions with Severstal and Essar. He reported that Essar continued to evaluate a potential transaction and indicated a willingness to provide interim financing of $80 million or more. He emphasized the need to act quickly given the deteriorating liquidity situation of the Company and the pending maturity dates of its credit facilities.

Beginning on or about April 24, 2008, the Company and Essar discussed the possibility of Essar submitting a proposal to the Board for the acquisition of the stock of the Company rather than Wheeling-Pittsburgh. Without making any commitment, Essar agreed to consider such a proposal and further indicated that it would consider providing to the Board two proposals for its consideration, one related to the acquisition of Wheeling-Pittsburgh and the other related to the acquisition of the Company. As negotiations and discussions continued after April 24, however, Essar ultimately only made one proposal to the Board related to the acquisition of the Company. On April 24, 2008, in connection with the discussions between Essar and the Company, the Company provided to Essar a form of merger agreement pursuant to which all of the outstanding Shares would be acquired.

Between April 24, 2008 and April 30, 2008, numerous meetings, discussions and negotiations occurred among representatives of the Company, Essar and their respective legal counsel related to a proposed tender offer for the stock of the Company by Essar and subsequent second-step merger. During this period, a number of drafts of the merger agreement and related documentation were negotiated and exchanged among the parties.

In order to reach an understanding with respect to the material terms of any transaction while complying in all respects with the BLA, including its right to bid provision, representatives of the Company and Essar began preparing and negotiating a memorandum of agreement, pursuant to which, immediately upon the earlier of the expiration of the right to bid period provided in the BLA or receipt by the Company of a written waiver thereof from the USW, the Company and Essar would enter into the underlying definitive merger agreement.

Representatives of the Company, Essar and their respective legal counsel also began negotiating a revised interim financing arrangement. In particular, the Company and Essar negotiated the terms of a commitment letter pursuant to which Essar would (a) purchase 100% of the principal balance of the term loan outstanding under the Term Loan Agreement dated as of July 31, 2003, as amended, among Wheeling-Pittsburgh, WPSC, Royal Bank of Canada, as administrative agent, the lenders party thereto and the Emergency Steel Loan Guarantee Board (the “WPSC Facility”) and (b) provide a $31 million term loan facility to ESSG (the “ESSG Facility”).

On April 25, 2008, Essar delivered a fifth written proposal to the Company. The letter offered the following alternative proposals: (a) the acquisition of all of the issued and outstanding stock of Wheeling-Pittsburgh and its related subsidiaries and joint ventures, excluding the assets and liabilities of the Wheeling Corrugating division of Wheeling-Pittsburgh, for $775 million in cash or (b) a tender offer for all of the issued and outstanding Shares of the Company for a cash purchase price of $17.25 per Share. The proposal also included interim financing of $100 million.

On April 25, 2008, Severstal submitted to the Company a revised written proposal offering to acquire all of the outstanding stock of the Company for a cash purchase price of $16.00 per Share and extending $120 million in interim financing. The written proposal also disclosed Severstal’s position that it would not agree to a “go shop” provision in the merger agreement (pursuant to which the Company and its representatives would be permitted to contact parties that might be interested in acquiring the Company and solicit competing acquisition proposals) and that it would require a tender and support agreement with FMA (pursuant to which FMA would agree to, among other things, tender its Shares into a Severstal tender offer). The proposal included a revised draft of a merger agreement and a proposed form of a tender and support agreement.

On April 28, 2008, FMA delivered a letter to the Company outlining its support for Severstal’s proposal. In particular, it identified the USW’s support of the Severstal Offer as influencing its decision to support Severstal. Notably, the comparison FMA made between proposals in this letter included Essar’s prior offer regarding Wheeling-Pittsburgh but did not include Essar’s offer eventually presented to and approved by the Board regarding the Company.

On April 29, 2008, Dave McCall, Director of District 1 of the USW, sent a letter to the Board reiterating the positions outlined in Mr. Bloom’s e-mails from April 20, 2008.

On April 29, 2008, the Board held a special meeting to consider the Essar and Severstal proposals. Representatives of Essar and Severstal made presentations to the Board relating to their companies and plans for the Company after an acquisition transaction. Prior to developments with respect to Severstal’s proposal as described in the following paragraph, the proposals presented to the Board at this meeting were (a) Essar’s offer to purchase all of the ourstanding Shares for $17.00 per Share in a cash tender offer, followed by a second-step merger, and interim financing of $110 million and (b) Severstal’s proposal to purchase all of the outstanding Shares for $16.50 per Share in a cash tender offer, followed by a second-step merger, and interim financing of $120 million.

During the meeting, representatives of Skadden advised a representative of McGuireWoods that Severstal was not prepared to move forward with its offer that evening. Representatives of Skadden advised that Severstal would not be in a position to sign an agreement within the next day and was not in a position to commit to a time frame to sign a definitive agreement. The Skadden representatives indicated that Severstal was concerned about potential exposure relating to the termination of a purchase transaction a Company subsidiary had with ArcelorMittal involving Sparrows Point. The Skadden representatives also indicated that Severstal would consider a purchase of all of the Company’s assets with the exception of the subsidiary party to the Sparrows Point transaction agreement. The Skadden representatives also indicated a willingness to work with Company representatives to address the potential issues raised by an asset purchase transaction structure. The Board was advised of these developments.

At the April 29 meeting, representatives of UBS, McGuireWoods and Buchanan reviewed the Essar and Severstal proposals and compared the terms of the Essar and Severstal proposals, including the interim financing proposals of both parties. Representatives of UBS presented their financial analysis of the Essar and Severstal proposals. Representatives of McGuireWoods and Buchanan also reviewed the proposed memorandum of agreement, merger agreement, and financing commitment in connection with the Essar proposal. Representatives of UBS rendered the oral opinion of UBS to the effect that, as of April 29, 2008, and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the $17.00 cash consideration per Share to be received by the holders of Shares (other than FMA and its affiliates and their investment management clients or in any case any holder of Shares if any of such Shares are beneficially owned (within the meaning thereof under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) by any FMA person, and other than the officers and directors of Esmark that hold Shares) in the proposed transaction with Essar pursuant to the proposed merger agreement with Essar was fair, from a financial point of view, to such holders of Shares. After discussion, the Board unanimously approved the Memorandum of Agreement, the terms of the Proposed Essar Merger Agreement, and the interim financing arrangements with Essar.

On April 30, the Company and Essar executed the Memorandum of Agreement and the commitment letter for the $110 million term loan related to the WPSC Facility and the ESSG Facility.

On May 2, 2008, the Company sent written notification to the USW of its right to bid pursuant to the applicable provisions of the BLA. The letter stated that the USW would be provided with a 52 day right to bid period, based on the identical period of time between the date the Company executed a confidentiality agreement with Essar and the date that Essar provided its first written proposal. Based on the requirements of the BLA and the Memorandum of Agreement, the Company enclosed a confidentiality agreement substantially the same as that signed by each of Essar and Severstal for the USW to execute in order to access non-public information of the Company in connection with organizing a competing bid.

On May 2, 2008, the ESSG Facility was closed and the loan contemplated thereunder was funded. On May 6, 2008, the WPSC Facility was closed and the purchase of the term loan contemplated thereunder was completed.

Under the WPSC Facility and the ESSG Facility, Essar has a right exercisable in connection with a change of control of the Company, or earlier with the consent of the Company, to convert up to an aggregate of $37.5 million principal amount of outstanding indebtedness into 3,000,000 Shares at a price of $12.50 per Share. Under the WPSC Facility and the ESSG Facility, “change of control” is defined as the occurrence of any of the following: (a) the Company ceases to own 100% of the voting interests in Wheeling-Pittsburgh or ESSG; or (b) any person or two or more persons acting in concert, other than FMA, acquire “beneficial ownership” (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under Securities Act of 1934), directly or indirectly, of voting interests of the Company (or other securities convertible into such voting interests) representing 20% or more of the combined voting power of all voting interest of the Company; or (c) any person or two or more persons acting in concert, other than FMA, acquire by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation, will result in its or their acquisition of control over voting interests of the Company (or other securities convertible into such voting interests) representing 20% or more of the combined voting power of all voting interests of the Company; or (d) Wheeling-Pittsburgh ceases to own 100% of the equity interests in WPSC; or (e) the Company or any of its subsidiaries disposes of property in a single or series of dispositions (other than dispositions permitted under the WPSC Facility or the ESSG Facility) valued in the aggregate in excess of 5% of the total book value of the assets of the Company and its subsidiaries; provided, however, that the execution and delivery and consummation of the transaction contemplated by the proposed merger agreement with Essar would not constitute a change of control.

Under the WPSC Facility and the ESSG Facility, in the event of a change of control of the Company not involving Essar, the interest rate will retroactively increase by an additional 6.0% per annum from the respective closing date in addition to the interest rate thereon plus customary LIBOR breakage costs.

On May 7, 2008, representatives of the Company, the USW and Severstal met. Representatives of the Company indicated that they continued to be willing to discuss a proposal from Severstal as permitted under the Memorandum of Agreement. Representatives of the Company also stated that the Board would evaluate any such proposal pursuant to its fiduciary duties and its efforts to maximize shareholder value. Representatives of the Company also reminded representatives of Severstal of Severstal’s obligations under the standstill provisions of the Mountain State LLC Agreement.

On May 16, 2008, the Board received a letter from David McCall of the USW. The letter purported that the Company had violated the right to bid provision of the BLA by entering into the Memorandum of Agreement with Essar and failing to provide written notice to the USW of the various proposals submitted to the Company by Essar and Severstal. The USW argued in the letter that the USW was improperly placed at a disadvantage in preparing a competing bid by the Company entering into the Memorandum of Agreement and closing on the related financing. The USW demanded that the Company withdraw from the agreements in place with Essar and further refrain from entering into any agreement with Essar during the right to bid period.

On May 19, 2008, the Board held a special meeting. Mr. James Bouchard notified the Board that management of the Company continued to have discussions with both Essar and Severstal. He also notified the Board that the Chief Operating Officer of Severstal had confirmed with Mr. Craig Bouchard the previous day that, at that time, Severstal had no pending acquisition proposal for the Company. The Board also discussed the recent correspondence from the USW.

On May 20, 2008, the Company responded to the USW’s May 16 letter. The Company noted that the USW has had knowledge of the Company’s discussions with Essar and Severstal since at least February and the material terms of their various proposals. The Company also noted that the USW had actively participated in Severstal’s bid for the Company and threatened to block Essar’s proposal at a time when its final offer had yet to be made. The Company further noted that the Memorandum of Agreement expressly recognizes the USW’s right to bid and conditions the execution of definitive acquisition agreements upon the expiration or waiver of the right to bid period. Accordingly, in addition to the extended period of time in which the USW has actively solicited the Severstal bid, the USW would continue to enjoy the right to bid period set forth in the Memorandum of Agreement and the May 2, 2008 letter from the Company. The Company noted that these circumstances support the conclusion that the letter and spirit of the right to bid provision of the BLA had been satisfied. The Company also noted that the USW’s position that it can block the proposed transaction with Essar based on the “successorship” provisions of the BLA was without support. Based on this conclusion, the Company stated that it would not withdraw from or repudiate any agreements with Essar.

Later in the day of May 20, 2008, representatives of Skadden delivered a letter to the Board from Severstal. Severstal simultaneously issued a press release making its letter public. The letter indicated Severstal’s interest in acquiring the Company, proposed to acquire all of the outstanding stock of the Company for $17.00 per share and indicated a willingness to provide interim financing. The letter alluded to the previous negotiations with the Company of a merger agreement and financing arrangements, which were not completed, but did not provide any final terms of its acquisition offer or financing arrangements for the Board’s review and evaluation.

On May 21, 2008, the Company delivered a letter responding to Severstal’s May 20, 2008 letter. In particular, the letter stated that the Company believed that Severstal’s public proposal was a violation of the terms of the Severstal Confidentiality Agreement, which prohibits the disclosure to any person that Severstal is considering a transaction with the Company or has engaged in discussions concerning a transaction. The letter further stated the Company’s view that Severstal’s actions violated the standstill provisions of the LLC Agreement. The letter noted that the LLC Agreement prohibits Severstal (as an affiliate of SNA Carbon) from, among other things, taking any action to acquire or effect control of Wheeling-Pittsburgh or the Company. The letter noted that Severstal is aware that the Memorandum of Agreement contains a “go shop” provision pursuant to which Severstal could pursue or submit an alternative or superior proposal and encouraged Severstal to make any proposal pursuant to the “go shop” process. The letter demanded that Severstal cease and desist any further action in violation of the Severstal Confidentiality Agreement and the LLC Agreement.

On May 21, 2008, a representative of Skadden contacted a representative of McGuireWoods by telephone. Among other things discussed, the representative of Skadden stated that Severstal had completed its diligence of the Company.

On May 22, 2008, FMA delivered a letter to the Board. The letter noted the equal purchase price of $17.00 per Share and the potential for delay in closing the proposed transaction with Essar based on the right to bid and successorship claims raised by the USW in reaching the conclusion that it supports the proposal made by Severstal.

On May 30, 2008, McGuireWoods delivered a letter to the USW requesting, pursuant to the National Labor Relations Act, documents and information necessary for the Company’s defense of the purported violations of the BLA alleged in the USW’s correspondence of May 16, 2008. The Company stated that it has complied with the BLA and that the proposed transaction with Essar does not violate the right to bid or successorship provisions of the BLA. The Company reiterated the positions from its May 20, 2008 letter to the USW related to the USW’s long-standing knowledge of various proposals made to the Company and the terms thereof, its active involvement since January of 2008 with Severstal’s proposals and the explicit recognition in the Memorandum of Agreement with Essar of the USW’s ongoing right to bid period.

Also on May 30, 2008, the USW filed a formal grievance under the BLA related to the Company’s proposed transaction with Essar. The grievance alleged that the Company violated provisions of the BLA related to the USW’s right to bid by (a) entering into the Memorandum of Agreement, (b) failing to provide notice promptly after receiving written proposals from Severstal and Essar, (c) failing to provide notice that the Company was engaging in a review of different strategic options, (d) failing to provide information provided to other bidders and (e) failing to enter into a confidentiality agreement with the USW. The grievance seeks the following remedies from the Company: (i) void or withdraw from the Memorandum of Agreement and other arrangements with Essar, (ii) refrain from entering into any agreement with Essar or any other party during the right to bid period described in the BLA, (iii) provide the USW with information provided to other bidders, and (iv) enter into a confidentiality agreement with the USW.

The USW and the Company have agreed on an arbitrator and a hearing on this grievance will take place on June 18, 2008. The arbitrator has committed to the USW and the Company to render a decision no later than June 21, 2008. This is two days prior to the date on which Essar and the Company provided in the Memorandum of Agreement to execute the merger agreement contemplated by the Memorandum of Agreement.

Also on May 30, 2008, Severstal, on behalf of Purchaser, commenced the Severstal Offer.

On June 2, 2008, Essar delivered a letter to the USW. In addition to a summary of its accomplishments and plans related to its steel and other operations, the letter stated that Essar was prepared to assume the BLA and negotiate a new collective bargaining agreement on competitive terms and on an expedited basis. The letter invited the USW to provide advice to Essar on how to get started with this process.

On June 5, 2008, in connection with a regularly scheduled meeting of the Board and its committees, the Board held a meeting at which its legal and financial advisors were present and received an update on the developments with the Essar transaction and began its consideration of the Severstal Offer.

On June 5, 2008, Severstal amended the Severstal Offer. The amendment removed as a condition to the closing of the Severstal Offer the valid termination of the Memorandum of Agreement between the Company and Essar and, if entered into prior to the expiration of the Severstal Offer, the Proposed Essar Merger Agreement contemplated by the Memorandum of Agreement. On this date, Severstal also delivered to the Company a draft merger agreement that Severstal stated it was prepared to sign.

Also on June 5, 2008, FMA announced that it had tendered all of the Shares owned by investment management clients of FMA to Severstal pursuant to the Severstal Offer. Pursuant to the terms of the Severstal Offer and as described in the Offer to Purchase, FMA may withdraw such shares tendered in the Severstal Offer at any time up until their acceptance by the Purchaser in the Severstal Offer.

On June 6, 2008, Essar delivered to the Company correspondence stating that it may increase its offer above $17.00 per Share. To assist Essar in considering raising its offer, Essar requested any information regarding arrangements or understandings that Severstal may have with FMA. FMA’s counsel subsequently confirmed that no such arrangements or understandings exist.

On June 6, 2008, at a regularly scheduled meeting, the Board was advised of the June 6 correspondence from Essar stating that it might increase its offer.

In a letter to the Board dated June 10, 2008, Essar stated that it was providing notice of its intention to increase the price in its offer to purchase all of the Shares. The letter indicated that upon execution of the Proposed Essar Merger Agreement, Essar will increase its offer to $19.00 per Share and, in consideration for its increase in the Essar Offer price, it would expect an increase in the termination fee to $24 million. The letter also indicated that, upon expiration of the right to bid period under the BLA on June 23, 2008, Essar anticipates negotiating suitable alterations to the Proposed Essar Merger Agreement to reflect its increased purchase price.

In its letter, Essar also stated its hope that the Board will take all reasonable actions to create a level playing field among the bidders and to allow shareholders the opportunity to receive the maximum value for their shares.

On June 11, 2008, Essar issued a news release describing its June 10 letter. In that release, Essar stated that it had previously informed Esmark that it is prepared to recognize the USW, assume the BLA and negotiate a new collective bargaining agreement on an expedited basis. The news release also noted that in setting forth its plans for Esmark, Essar has also proposed a capital expenditure program of $525 million for Esmark’s Ohio and West Virginia manufacturing facilities over the next five years.

On June 11, 2008, the Company filed a charge under the National Labor Relations Act against the USW alleging multiple violations of federal labor law in connection with the USW’s repeated claims that it can block the proposed acquisition of the Company by Essar.

On June 11, during a conference call between legal counsel for the Company, legal counsel for the USW and the arbitrator related to the USW’s May 30, 2008 grievance regarding its right to bid under the BLA, counsel for the USW asked the arbitrator to enjoin certain unspecified Company actions and asked the arbitrator for a hearing on this request for injunctive relief on June 12, 2008. The USW’s memorandum of law in support of its request for relief submitted to the arbitrator later that day specified that the USW sought an interim award to preserve the “status quo” to prevent the Company from taking any action in furtherance of, or to close, modify, amend or consummate any transaction selling a controlling interest or selling all of the assets of the Company pending issuance of a final arbitration award on the USW’s right to bid grievance. The Company’s position, as provided in its written submission to the arbitrator, is that the arbitrator has no authority to consider or rule upon this request, that the relief requested is unnecessary because no transaction between the Company and Essar may commence until June 23, 2008, two days after the date the arbitrator has committed to providing a ruling on the USW’s right to bid grievance, and that the USW is improperly using provisions of the BLA to block a corporate transaction. A telephonic hearing is scheduled on this matter for June 12, 2008.

(c) Reasons for the Recommendation of the Board.

The Board considered a number of factors in connection with its evaluation of the Severstal Offer, as described in more detail below. In view of the number of factors and the complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered, except that the Board considered the price per Share proposed by Essar to be the most compelling reason in reaching its determination. The Board recommended that Esmark’s stockholders reject the Severstal Offer because of a number of reasons, including, but not limited to, the following:

The price per Share proposed by Essar is $2.00 greater than the price per Share in the Severstal Offer. In its letter dated June 10, 2008 and its related public announcement, Essar announced it will increase its purchase price to $19.00 per share upon signing the Proposed Essar Merger Agreement after the expiration of the USW’s right to bid period under the BLA. Severstal is proposing to pay only $17.00 per share pursuant to the Severstal Offer.

Esmark’s credit facilities become due and payable or may be accelerated upon completion of the Severstal Offer or in the event Esmark enters into the merger agreement with Severstal as contemplated by the Severstal Offer. Under the terms of Esmark’s credit facilities, in the event of a change of control of Esmark involving a party other than Essar:

•	the outstanding balances under the WPSC Facility and ESSG Facility become due and payable together with additional interest under these facilities, and the commitments thereunder may be terminated;

•	the lender under the WPSC revolving credit facility may declare an acceleration; and,

•	on acceleration of the outstanding balance under the WPSC revolving credit facility, the outstanding balance of certain notes of WPSC may be declared to be immediately due and payable.

The consummation of the Severstal Offer and the execution of the merger agreement with Severstal contemplated by the Severstal Offer would constitute a change of control. While Severstal has suggested that it is in a position to refinance these facilities in connection with the Severstal Offer and Severstal representatives have indicated Severstal, its representatives and financing sources are prepared to discuss and pursue such refinancing, Severstal has not provided Esmark with any commitment letters or term sheets detailing such refinancing and how it would be implemented.

The Severstal Offer Fails to Provide for Payment of the Termination Fee that would be Payable to Essar upon Termination of the Memorandum of Agreement. Under the Memorandum of Agreement, if Esmark entered into a merger agreement with Severstal as contemplated by the Severstal Offer, the Company would be required to pay Essar a termination fee of $20.5 million. The Severstal Offer does not expressly state, and the form of merger agreement proposed by Severstal does not provide, that Severstal would assume the obligation for paying this termination fee to Essar in the event that the Memorandum of Agreement is terminated.

The Severstal Offer is Highly Conditional. The Severstal Offer is highly conditional and includes a number of subjective conditions that could provide obstacles to completion of the Severstal Offer and result in uncertainty that the Severstal Offer will be consummated. Unlike the closing conditions contained in the Proposed Essar Merger Agreement, Severstal and Purchaser, within their “judgment,” have the ability to determine whether certain of the closing conditions to the Severstal Offer have been satisfied. As highlighted in the bold face, italicized language below, the following closing conditions of the Severstal Offer are broader in scope and more subjective than similar closing conditions of Essar’s tender offer as set forth in the Proposed Essar Merger Agreement:

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“Litigation Condition.” There shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”) (a) challenging or seeking to, or which, in the judgment of Severstal or Purchaser, is reasonably likely to, make illegal, delay, or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Severstal Offer or the provisions of this Offer to Purchase or, the acceptance for payment of any or all of the Shares by Severstal, Purchaser or any other affiliate of Severstal, or seeking to obtain damages in connection with the Severstal Offer or the Second-Step Merger; (b) seeking to, or which in the judgment of Severstal or Purchaser is reasonably likely to, prohibit or limit the full rights of ownership or operation by the Company, Severstal or any of their affiliates of all or any of the business or assets of the Company, Severstal or any of their affiliates or to compel the Company, Severstal or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Severstal or any of their affiliates; (c) seeking to, or which in the judgment of Severstal or Purchaser is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the DGCL (as in effect on the date of this Offer to Purchase) in connection with the making of the Severstal Offer, the acceptance for payment of, or payment for, some or all of the Shares by Purchaser, Severstal or any other affiliate of Severstal or the consummation by Purchaser, Severstal or any other affiliate of Severstal of the Second-Step Merger or other business combination with the Company, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Severstal Offer or otherwise on all matters properly presented to the Company’s stockholders; (d) seeking to require divestiture by Severstal, Purchaser or any other affiliate of Severstal of any Shares; (e) seeking, or which in the judgment of Severstal or Purchaser is reasonably likely to result in, any material diminution in the benefits expected to be derived by Purchaser, Severstal or any other affiliate of Severstal as a result of the transactions contemplated by the Severstal Offer, the Second-Step Merger or any other business combination with the Company; (f) relating to the Severstal Offer which, in the judgment of Severstal or Purchaser, might materially adversely effect the Company or any of its affiliates or Purchaser, Severstal or any other affiliate of Severstal or the value of the Shares or (g) which in the judgment of Severstal or Purchaser could otherwise prevent, adversely affect or materially delay consummation of the Severstal Offer or the Second-Step Merger.

The Board believes that the foregoing conditions, particularly the condition imposed in clause (e) above, substantially increase the risk that the Severstal Offer will not be consummated. This set of conditions is more subjective than the corresponding set of conditions in the Proposed Essar Merger Agreement.

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“Change-in-Law Condition.” There shall have been action taken or any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed, or which becomes, applicable to (a) Severstal, the Company or any subsidiary or affiliate of Severstal or the Company or (b) the Severstal Offer, the Second-Step Merger or any other business combination with the Company, by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Severstal Offer, that in the judgment of Severstal or Purchaser might result, directly or indirectly, in any of the consequences referred to in clauses (a) through (g) of [the immediately preceding bullet point] above.

This set of conditions is more subjective than the corresponding set in the Proposed Essar Merger Agreement. Severstal, in its own judgment, can determine what “might” happen, which gives Severstal the right to terminate the Severstal Offer for speculative reasons.

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“No Adverse Change Condition.” Any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of this Offer to Purchase is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of the Company or any of its affiliates or Severstal or Purchaser becomes aware of any facts that, in its judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates.

The foregoing condition is more restrictive than the corresponding “material adverse change” condition contained in the Proposed Essar Merger Agreement, in that: (i) the determination of whether such changes or effects have occurred or may occur can be determined subjectively by Severstal in its judgment, rather than objectively determined based on the relevant facts and circumstances; (ii) the impact of a change or effect is measured by its effect on Esmark or any of its affiliates, rather than on Esmark and its subsidiaries, taken as a whole; (iii) a material adverse change or effect in or on the “prospects” of Esmark (which is inherently speculative) would cause the condition not to be satisfied; and (iv) the condition does not exclude from the determination of whether such material adverse changes or effects has occurred, as the Proposed Essar Merger Agreement does, the following circumstances: (1) changes in conditions in the United States or global economy or capital or financial markets generally; (2) any change in the trading prices or trading volume of the Shares; (3) liquidity constraints resulting from increased market costs for required raw materials; (4) delay in filing any periodic report with the SEC; (5) any delisting proceeding by the NASDAQ Stock Market as a result of the failure to file a periodic report; provided that the Company shall not be delisted; (6) a going concern qualification in connection with the Company’s 2007 Form 10-K; (7) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism; or (8) earthquakes, hurricanes, floods or other natural disasters.

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“No Unusual Event Condition.” There shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with any such exchange or market not related to market conditions), (b) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States, (c) any limitation (whether or not mandatory) by any Governmental Authority or agency on, or other event which, in the judgment of Severstal or Purchaser, might materially adversely affect, the extension of credit by banks or other lending institutions, (d) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (e) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (f) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company or its subsidiaries do business that could, in the judgment of Severstal or Purchaser, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its affiliates or the trading in, or value of, the Shares, (g) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the Severstal Offer or any material adverse change in the market price in the Shares or (h) in the case of any of the foregoing existing at the time of commencement of the Severstal Offer, a material acceleration or worsening thereof.

Although completion of the Severstal Offer is not conditioned upon financing, the foregoing condition has the practical effect of indirectly shifting to Esmark’s stockholders the credit market risk of Severstal failing to receive the financing necessary to consummate the Severstal Offer resulting from the occurrence of any of the economic or geopolitical events described in such condition.

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“No Extraordinary Transaction Condition.” (a) A tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Severstal or Purchaser otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of this Offer to Purchase, (b) any such person or group which, on or prior to the date of this Offer to Purchase, had filed such a schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries or (d) any person (other than Severstal) has filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets, securities or subsidiaries of the Company.

This condition may not be satisfied due to Essar’s conversion rights under the WPSC Facility and the ESSG Facility. See “Item 8. Additional Information.” These conversion rights become exercisable upon a change of control of Esmark that does not involve Essar. For purposes of Rule 13d-3 under the Exchange Act, as a result of entering into the WPSC Facility and the ESSG Facility, Essar may be deemed to possess sole power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, 3,000,000 Shares representing approximately 7.1% of the outstanding Shares.

The conditions noted above are more subjective than the corresponding set of conditions in the Proposed Essar Merger Agreement. In particular, the No Adverse Change Condition and the No Action Condition are broader and more general than their counterparts in the Proposed Essar Merger Agreement. The broad range and scope of the Severstal Offer’s closing conditions create uncertainty as to whether Severstal will elect to complete the Severstal Offer given that any number of otherwise insignificant events or circumstances could be deemed by Severstal to cause any one of these conditions not to be satisfied.

On June 6, 2008, Severstal filed an amendment to its Schedule TO, which included as an exhibit a form of merger agreement. The conditions in this form of merger agreement are the same as or very similar to the provisions of the Proposed Essar Merger Agreement. However, the provisions of the draft merger agreement do not control the Severstal Offer as currently structured. Accordingly, the Company has compared the conditions in the Severstal Offer to the conditions in the Proposed Essar Merger Agreement.

USW Position. In making its recommendation, the Board was aware of and considered the position of the USW that the Company had violated the right to bid provision of the BLA by entering into the Essar Memorandum of Agreement, and by failing to provide written notice to the USW of the various proposals submitted to the Company by Essar and Severstal. The Board was also aware of and considered the grievance with respect to these matters filed by the USW on May 30, 2008. For the reasons described above under “Background,” the Board believes that the Company has complied with its obligations under the BLA. The Company also believes that the tender offer proposed by Essar may close without compliance with the provisions of the BLA requiring that a buyer enter into an agreement with the USW before the Company consummates a transaction resulting in a change of control. The Board also believes that the statements by the USW that they can block the proposed acquisition of the Company by Essar violate the National Labor Relations Act which governs issues between unions and employers.

The Board also considered the statements by Severstal that it is best positioned to promptly consummate a transaction in view of the position of the USW and Severstal’s disclosure that it has reached an agreement with the USW that satisfies the Company’s obligations under the BLA. While the Board considered that the USW’s position may enable Severstal to close the Severstal Offer more promptly than a transaction with Essar, that fact did not outweigh the other factors considered by the Board, including, particular, Essar’s letter and announcement that it will increase its purchase price to $19.00 per share, in reaching its decision to reject the Severstal Offer.

Capital Investments. The Board also noted that Essar has committed to invest $525 million in capital investments in the Ohio Valley and Severstal has committed to make only a $250 million investment.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Financial Advisor. The Board has retained UBS as its financial advisor in connection with its review of strategic and financial alternatives for the Company, which services have included advice with respect to the Proposed Essar Merger Agreement and the Severstal Offer. The Company has agreed to pay UBS customary compensation for its services, a portion of which became payable upon the rendering of its opinion with respect to the proposed transaction contemplated by the Proposed Essar Merger Agreement referred to above and a significant portion of which is contingent upon a sale of the Company, which would include consummation of the Severstal Offer. Furthermore, the Company has agreed to reimburse UBS for its reasonable expenses, including fees, disbursement and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

The Company has retained Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with communications with its stockholders with respect to the Severstal Offer, to monitor trading activity in the Shares, and to identify investors holding large positions of Shares in street name. The Company has agreed to pay Innisfree customary compensation for their services and reimbursement of certain expenses in connection with their engagement. The Company also has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with their engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Severstal Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, during the past 60 days, no transactions with respect to the Shares have been effected by the Company or, to the Company’s best knowledge and after due inquiry of its executive officers and directors with respect to transactions by them, by any of its executive officers, directors, affiliates or subsidiaries:

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Pursuant to the WPSC Facility entered into on May 6, 2008 and the ESSG Facility entered into on May 2, 2008, Essar received a conversion right to purchase up to three million Shares at a price of $12.50 per Share, instead of repayment of the corresponding amount of the loans under the WPSC Facility and the ESSG Facility. See “Item 8. Additional Information.”

•	On May 1, 2008, the Company issued 4,072 Shares to Wachovia Bank, N.A., representing the Company’s matching contribution pursuant to its 401(k) Retirement Savings Plan.

•	On June 2, 2008, the Company issued 3,061 Shares to Wachovia Bank, N.A., representing the Company’s matching contribution pursuant to its 401(k) Retirement Savings Plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as otherwise set forth in this Schedule 14D-9 the Company has not undertaken or engaged in any negotiations in response to the Severstal Offer that relates to or would result in: (a) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

The Memorandum of Agreement

On April 30, 2008, Esmark entered into the Memorandum of Agreement with Essar pursuant to which, immediately upon the earlier of the expiration of the time period (which Esmark estimates to be approximately 52 days) provided in Article Eleven, Section D of the BLA or receipt by Esmark of written waiver thereof from the USW (such period being the “Solicitation Period”), Esmark and Essar agreed to enter into the Proposed Essar Merger Agreement in the form attached to the Memorandum of Agreement.

The Memorandum of Agreement provides that until the expiration of the Solicitation Period, the Company and its subsidiaries and their respective representatives are permitted to (i) directly or indirectly solicit, initiate or knowingly encourage the submission of an Acquisition Proposal (defined below) and (ii) directly or indirectly participate in discussions or negotiations regarding, and furnish to any person information with respect to, and take any other action to facilitate any inquires or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal; provided, however, that (x) the Company will not, nor will it authorize or permit any of its representatives to, provide to any person any non-public information (other than immaterial non-public information) with respect to the Company, any of its subsidiaries or any joint venture without first entering into an Acceptable Confidentiality Agreement (defined below) with such person that is not less restrictive of the other party with respect to confidentiality than the confidentiality agreement by and between Esmark and Essar dated as of February 16, 2008 and containing a customary standstill and (y) the Company will promptly notify Essar when it enters into any such Acceptable Confidentiality Agreement and provide to Essar any non-public information concerning the Company and its subsidiaries that is provided to such person or its representatives which was not previously provided to Essar.

“Acquisition Proposal” means any bona fide proposal made by any person (other than Essar, the purchaser under the Proposed Essar Merger Agreement, or any affiliate thereof) other than any transactions to be effected pursuant to the Proposed Essar Merger Agreement that relates to any of the following:

•	any indirect or direct acquisition or purchase of at least a 20% portion of the assets of the Company or any of its subsidiaries or of over 20% of any class of equity securities of the Company;

•	any tender offer or exchange offer involving any class of equity securities of the Company of at least 20% of such class;

•	any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries; or

•	any other transaction similar to any of the foregoing with respect to the Company or any of its subsidiaries.

Pursuant to the Memorandum of Agreement, if, prior to entering into the Proposed Essar Merger Agreement, the Company enters into an Acquisition Agreement (defined below) with another party relating to an Acquisition Proposal, (a) the Memorandum of Agreement will terminate, (b) the Company will pay to Essar, concurrently with the entering of such agreement, the a termination fee of $20.5 million (the “Termination Fee”) and (c) neither Essar nor the Company will be obligated to enter into the Proposed Essar Merger Agreement. The payment of the Termination Fee will constitute the sole and exclusive remedy of Essar with respect to the termination of the Memorandum of Agreement.

The Memorandum of Agreement provides that certain provisions of the Proposed Essar Merger Agreement, including “Interim Operations of the Company,” “Solicitation of Transactions” and “Access to Information” become effective as of April 30, 2008, the effective date of the Memorandum of Agreement, and are incorporated by reference and made part of the Memorandum of Agreement (all of which are described directly below under “The Proposed Essar Merger Agreement”). As a result, the Company is, among other things, obligated to provide three business days’ notice of any intention to change its recommendation relating to the Essar Offer or enter into an agreement with respect to an Acquisition Proposal.

The Proposed Essar Merger Agreement

The Essar Offer. The Proposed Essar Merger Agreement will provide for the commencement of Essar’s tender offer (the “Essar Offer”) as promptly as reasonably practicable, and in any event within ten business days after the date the Company, Essar, and the purchaser under the Proposed Essar Merger Agreement execute the Proposed Essar Merger Agreement. The obligations of the newly-formed, wholly-owned subsidiary of Essar (the “Essar Purchaser”) to accept for payment and to pay for any Shares validly tendered on or prior to the expiration of the Essar Offer and not properly withdrawn will be subject to the satisfaction of the condition that Company stockholders validly tender and not properly withdraw prior to the expiration of the Essar Offer that number of Shares that represents a majority of the Shares outstanding on a fully-diluted basis (the “Minimum Condition”) and certain other conditions that are described in Annex I of the Proposed Essar Merger Agreement. The Proposed Essar Merger Agreement will provide that unless previously approved in writing by the Company, Essar and the Essar Purchaser may not make a change in the Essar Offer that (i) changes or waives the Minimum Condition, (ii) reduces the price per Share payable in the Essar Offer or decreases the number of Shares sought to be purchased in the Essar Offer, (iii) changes the expiration date of the Essar Offer (except to the extent required or permitted pursuant to Section 1.1(a) of the Proposed Essar Merger Agreement), (iv) imposes any condition to the Essar Offer in addition to the conditions set forth or referred to in Section 1.1(a) of the Proposed Essar Merger Agreement or (v) amends, modifies or supplements any of the terms of the Essar Offer in any manner adversely affecting the holders of Shares.

The Proposed Essar Merger. The Proposed Essar Merger Agreement will provide that, upon the terms and subject to the conditions thereof, and in accordance with the laws of the State of Delaware, Essar Purchaser shall be merged with and into the Company and the separate corporate existence of the Company shall thereupon cease (the “Proposed Essar Merger”). As a result of the Proposed Essar Merger, the Company will be the successor or surviving corporation in the Proposed Essar Merger and will continue to be governed by the laws of the State of Delaware. Upon consummation of the Proposed Essar Merger, each outstanding Share (other than any Shares owned by the Company as treasury stock and any Shares owned by Essar Purchaser, Essar, or any other wholly-owned subsidiary of Essar and any Shares that are held by stockholders who have not voted in favor of the Proposed Essar Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware law) shall be canceled and converted automatically into the right to receive the merger.

Pursuant to the Proposed Essar Merger Agreement, each share of common stock, par value $0.01 per share, of Essar Purchaser issued and outstanding immediately prior to the effective time of the Proposed Essar Merger (the “Effective Time”) will be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the corporation surviving the Proposed Essar Merger (the “Surviving Corporation”).

The Proposed Essar Merger Agreement will provide that the directors of the Essar Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation, and that the officers of the Company immediately prior to the Effective Time will, from and after the Effective Time, be the officers of the Surviving Corporation. Subject to the Proposed Essar Merger Agreement, at the Effective Time, the certificate of incorporation of the Essar Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation will be amended to read as follows: “The name of the corporation is Esmark Incorporated.” Subject to the Proposed Essar Merger Agreement, at the Effective Time, the bylaws of Essar Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation.

Stockholders’ Meeting. Pursuant to the Proposed Essar Merger Agreement, the Company will, if required by applicable law to consummate the Proposed Essar Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as soon as reasonably practicable following the acceptance for payment of Shares by the Essar Purchaser pursuant to the Essar Offer (or, if later, following the termination of the subsequent offering period, if any) for the purpose of considering and taking action upon the Proposed Essar Merger Agreement (the “Stockholders’ Meeting”).

Proxy Statement. The Proposed Essar Merger Agreement will provide that the Company shall, if approval of the Company’s stockholders is required by applicable law to consummate the Proposed Essar Merger, following consummation of the Essar Offer, prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Proposed Essar Merger and use its reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement and cause a definitive proxy or information statement Agreement (together with any amendment and supplement thereto, the “Proxy Statement”) to be mailed to stockholders of the Company as soon as reasonably practicable. The Proposed Essar Merger Agreement will provide that the Company agrees, subject to the Board’s applicable fiduciary obligations, to include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to Essar, the recommendation of the Board that the stockholders of the Company approve and adopt the Proposed Essar Merger Agreement and the Proposed Essar Merger. The Proposed Essar Merger Agreement will provide that the Company agrees to use its reasonable best efforts to solicit from holders of Shares proxies in favor of the Merger and take all actions reasonably necessary or, in the reasonable opinion of the Essar Purchaser, advisable to secure the approval of the stockholders required by Delaware law, the Company’s certificate of incorporation, and any other applicable laws. The Proposed Essar Merger Agreement will provide that, in the event that the Essar Purchaser shall acquire at least 90% of the outstanding Shares, Essar, Essar Purchaser, and the Company will take all necessary and appropriate actions to cause the Proposed Essar Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company’s stockholders, in accordance with Delaware law.

Conduct of Business by the Company Pending the Proposed Essar Merger. Pursuant to the Memorandum of Agreement and the Proposed Essar Merger Agreement, the Company has and will covenant and agree that, except with the prior written consent of the Essar or matters set forth in the Company’s disclosure schedule or as expressly contemplated by the Proposed Essar Merger Agreement, after the date of the Memorandum of Agreement and prior to the earlier of the termination of the Proposed Essar Merger Agreement and the time the designees of Essar constitute a majority of the Board, neither the Company nor any of its subsidiaries will:

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directly or indirectly (except for the issuance of a maximum of 40,578 Shares issuable pursuant to the Company stock options and the Company stock awards outstanding on the date of the Proposed Essar Merger Agreement), issue, sell, modify, transfer, dispose of, encumber or pledge any shares of capital stock of the Company or any capital stock or other equity interests of any of the Company’s subsidiaries, securities convertible into or exchangeable for, or options, warrants or rights of any kind to acquire any shares of such capital stock or other equity interests or any other ownership interest;

•	amend or otherwise change its certificate of incorporation or bylaws or similar organizational documents;

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except for the purchase of Shares in connection with matching contributions made in accordance with the Company’s 401(k) plans, split, combine, reclassify, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests;

•	declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock;

•	incur or assume any indebtedness or issue any debt securities;

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assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (not including intracompany or intercompany transactions);

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein;

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transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any of its assets or properties, other than in the ordinary course of business consistent with past practice (including any such transaction permitted under certain debt documents);

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increase in any manner the compensation of any of its directors, officers, employees, consultants or advisors or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, director, officer, other employee, consultant or affiliate, other than as required pursuant to applicable law or in the case of increases in salaries and wages of employees (other than officers) made in the ordinary course of business and in amounts and in a manner consistent with past practice;

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other than pursuant to a contract entered into prior to the date hereof, amend or otherwise modify benefits under any Company plan, grant any awards under any Company plan (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units, restricted stock units or restricted stock, or the removal of existing restrictions in any contract or Company plan or awards made thereunder), accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company plan as in effect on the date of the Proposed Essar Merger Agreement, excluding such acceleration as a result of the transactions contemplated by the Proposed Essar Merger Agreement, or terminate or establish any Company plan, other than as required pursuant to applicable law or as set forth in the Company’s disclosure schedule;

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modify, extend, amend or terminate any material contract to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties or assets may be bound other than in the ordinary course of business consistent with past practice; waive, release or assign any rights or claims under any of such contracts or enter into any contract that would constitute a material contract on the date of the Proposed Essar Merger Agreement other than in the ordinary course of business consistent with past practice;

•	authorize any capital expenditure in excess of $500,000 individually or $2,000,000 in the aggregate;

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grant or acquire, agree to grant to or acquire from any person, or dispose of or permit to lapse any rights to, any intellectual property except as necessary in the ordinary course of business consistent with past practice;

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change any of the accounting methods, principles or practices used by the Company except for such changes required by generally accepted accounting principles or applicable law or make any material tax election or change or revoke any tax election already made, file any material amendment to a material tax return, adopt any tax accounting method, change any tax accounting method, principle or practice, enter into any closing agreement, settle or compromise any material claim or assessment relating to taxes or consent to any claim or assessment relating to taxes or any waiver of the statute of limitations for any such claim or assessment, agree to any extension of time with respect to an assessment or deficiency for a material amount of taxes, surrender any right to claim a refund in a material amount for taxes, or obtain any tax ruling;

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pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice, or of claims, liabilities or obligations reflected or reserved against in the financial statements of the Company for the period ended December 31, 2007 or incurred since December 31, 2007 in the ordinary course of business consistent with past practice;

•	settle any action, suit, claim, litigation or other proceeding involving an amount in excess of $500,000 or, in the aggregate, an amount in excess of $2,000,000;

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adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Proposed Essar Merger);

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take or permit any action that would reasonably be expected to result in any of the conditions to the Proposed Essar Merger set forth in the Proposed Essar Merger Agreement or any of the conditions to the Essar Offer set forth in the Proposed Essar Merger Agreement not being satisfied or that could delay the consummation of, or impair the ability of the Company to consummate, the transactions in accordance with the terms of the Proposed Essar Merger Agreement;

•	enter into, amend, modify or supplement any agreement, transaction, commitment or arrangement with any officer or director (or any affiliate of any of the foregoing);

•	permit any subsidiary of the Company that is a member or manager of a joint venture to authorize, approve, recommend or propose any of the foregoing in its capacity as such a member or manager;

•	enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

Board Representation. The Proposed Essar Merger Agreement will provide that, promptly upon the acceptance for payment and payment for the amount of any Shares by the Essar Purchaser pursuant to the Essar Offer and from time to time thereafter until completion of the Essar Offer, Essar will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Essar pursuant to this paragraph) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Essar Purchaser, Essar and any of their affiliates bears to the total number of Shares then outstanding (on a fully-diluted basis) provided that those individuals designated or elected by the USW to serve on the Board pursuant to the terms of the BLA shall count as directors designated by Essar for purposes of the foregoing calculation. Under the Proposed Essar Merger Agreement, the Company will, upon Essar’s request, use its reasonable best efforts to either promptly increase the size of the Board, or promptly secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Essar’s designees to be so elected or designated to the Company’s Board, and will take all actions necessary to cause Essar’s designees to be so elected or designated at such time. At such time, the Company will, upon Essar’s request, also cause persons elected or designated by Essar to constitute the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board. The Company’s obligations under this paragraph shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company will promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this paragraph, including, but not limited to, mailing to stockholders (together with the Schedule 14D-9 relating to the Essar Offer) such information as is required by such Section 14(f) and Rule 14f-1 to enable Essar’s designees to be elected or designated to the Board.

The Proposed Essar Merger Agreement will provide that, following the election of Essar’s designees and until the Effective Time, any amendment of the Proposed Essar Merger Agreement, any termination of the Proposed Essar Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Proposed Essar Merger Agreement by Essar or the Essar Purchaser, any waiver of compliance with any of the agreements or conditions in the Proposed Essar Merger Agreement that are for the benefit of the Company, any exercise of the Company’s rights or remedies under the Proposed Essar Merger Agreement, or any action seeking to enforce any obligation of Essar or the Essar Purchaser under the Proposed Essar Merger Agreement or any action with respect to the Proposed Essar Merger Agreement, or any transactions contemplated by the Proposed Essar Merger Agreement if such other action would or could adversely affect any holders of Shares other than Essar or the Essar Purchaser with respect to the Proposed Essar Merger, will require the approval of a majority of the directors of the Company then in office who were not designated or appointed by Essar and are not officers, directors or employees of Essar or its affiliates (and such authorization will constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, will be required).

Access to Information. Pursuant to the Proposed Essar Merger Agreement, from the date of the Proposed Essar Merger Agreement until the Effective Time, the Company will, and will cause its subsidiaries to afford the officers, employees, accountants, counsel, financing sources and other representatives (including independent consultants) of Essar and the Essar Purchaser regular access (including access to the Company’s and its subsidiaries’ properties to conduct non-invasive environmental inspections) during normal business hours to the officers, employees, agents, properties, books, contracts and records, and during such period the Company will furnish promptly to Essar and the Essar Purchaser a copy of each report, schedule, registration statement and other document filed by it pursuant to the requirements of federal securities laws and all other information concerning its business, properties and personnel as Essar or Essar Purchaser may reasonably request other than the portion of any minutes regarding the deliberations of the Board (or any committee thereof) in connection with entering into the Proposed Essar Merger Agreement or pursuing other strategic alternatives and any materials provided to the Board in connection therewith. From the date of the of the Memorandum of Agreement until the Effective Time, the Company further will, and will cause its subsidiaries to, afford to the officers, employees and counsel of Essar and the Essar Purchaser reasonable access to the officers of the Company and its subsidiaries for purposes of negotiating new or amended employment agreements between such executive officers and the Surviving Corporation to be effective at the Effective Time.

No Solicitation of Transactions. Under the Memorandum of Agreement, the Company agreed (and would have agreed under the Proposed Essar Merger Agreement) that, from April 30, 2008 through May 20, 2008, the Company and its subsidiaries and their respective directors, officers or employees, agents and representatives, including any investment banker, consultant, attorney or accountant retained by the Company or any of its subsidiaries, are permitted to, directly or indirectly:

•	solicit, initiate or knowingly encourage the submission of an Acquisition Proposal (as defined below);

•

participate in discussions or negotiations regarding, and furnish to any person information with respect to, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (provided, however, that (x) the Company will not, nor will it authorize or permit any of its representatives to, provide to any person any non-public information (other than immaterial non-public information) with respect to the Company, any of its subsidiaries or any joint venture without first entering into a customary confidentiality agreement (the “Acceptable Confidentiality Agreement”) with such person that is not less restrictive of the other party with respect to confidentiality than the Confidentiality Agreement, dated as of February 16, 2008, between the Company and Essar (as it may be amended from time to time) and containing a customary standstill and (y) the Company will promptly notify Essar when it enters into any such Acceptable Confidentiality Agreement and provide to Essar any non-public information concerning the Company and its subsidiaries that is provided to such person or its representatives which was not previously provided to Essar.

If the Proposed Essar Merger Agreement is executed, from the later of the date of the Proposed Essar Merger Agreement and May 20, 2008 until the earlier of the closing or the termination of the Proposed Essar Merger Agreement pursuant to Article III of the Proposed Essar Merger Agreement, the Company will, and will cause its subsidiaries to, immediately cease and cause to be terminated all existing discussions, negotiations and communications with any persons with respect to an Acquisition Proposal and will use its reasonable best efforts to cause any such person (and its agents and advisors) in possession of confidential information about the Company, any of its subsidiaries or any joint venture that was furnished by or on behalf of the Company, any of its subsidiaries or any joint venture in connection with such proposal to return or destroy all such information. If the Proposed Essar Merger Agreement is executed, the Company will agree that neither it nor any of its subsidiaries will, and that it will direct the Company’s and its subsidiaries’ respective representatives not to, directly or indirectly (except as permitted in the Memorandum of Agreement):

•

initiate, solicit or knowingly encourage (including by way of furnishing information or assistance), or induce or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes or could reasonably be expected to lead to an Acquisition Proposal;

•

enter into, continue or otherwise participate in any discussions or negotiations with, furnish any non-public information relating to the Company, any of its subsidiaries or any joint venture to, or otherwise cooperate in any way with any person (other than Essar or any of its affiliates or representatives) that is seeking to make, or has made, an Acquisition Proposal;

•

fail to make, or withdraw or modify in any manner adverse to Essar, the Board’s recommendation, or recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Acquisition Proposal (an “Adverse Recommendation Change”);

•	grant (other than to Essar or any of its affiliates or representatives) any waiver or release under any standstill or similar agreement; or

•

enter into any letter of intent or similar document or any written understanding or agreement contemplating or otherwise relating to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (an “Acquisition Agreement”).

The Company has agreed under the Memorandum of Agreement and will agree under the Proposed Essar Merger Agreement to notify Essar promptly (and in any event within forty-eight hours) if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company, any of its subsidiaries or any representative, in each case, in connection with an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal, specifying the identity of the person making such proposal or request or seeking negotiations or discussions, reasonably specifying the material terms and conditions thereof (and any subsequent material changes to such terms and conditions) and to include copies of all correspondence and written materials provided by the Company, and any of its subsidiaries or any representative that describes the terms and conditions of any proposal or request. If the Proposed Essar Merger Agreement is executed, the Company will agree to promptly keep Essar reasonably informed of the status and details of any Acquisition Proposal (including any changes in the material terms thereof). If the Proposed Essar Merger Agreement is executed, neither the Company nor any of its subsidiaries will be party to any agreement that limits or prohibits the Company or any of its subsidiaries from providing or making available to Essar and its representatives any information provided or made available to any other person pursuant to an Acceptable Confidentiality Agreement or providing Essar and its representatives with the information required to be given to it by the Company.

If the Proposed Essar Merger Agreement is executed, following the later of the date of the Proposed Essar Merger Agreement and May 20, 2008, but prior to any acceptance and purchase of any Shares by Purchaser pursuant to the Essar Offer, the Company may furnish information concerning it, its subsidiaries’ and any joint venture’s respective businesses, properties and assets and negotiate and participate in discussions and negotiations with persons concerning an Acquisition Proposal, but only if, prior to furnishing such information or entering into such discussions:

•

the Board determines in good faith, after receiving advice from a nationally recognized investment banking firm and outside legal counsel, that such Acquisition Proposal is reasonably likely to be consummated promptly; and

•

such person has on an unsolicited basis (except for persons contacted in accordance with the permitted-solicitation provisions of the Memorandum of Agreement) and in the absence of any violation of the no-solicitation provisions of the Proposed Essar Merger Agreement by the Company or any of its representatives, submitted an Acquisition Proposal that is either (i) required to be accepted by the Company pursuant to an existing contract or (ii) a bona fide written proposal not conditioned upon financing to the Company relating to any such transaction and as to which the Board determines in good faith, after receiving advice from a nationally recognized investment banking firm, is or would reasonably be expected to be, more favorable to the holders of the Shares from a financial point of view than the Essar Offer and the Proposed Essar Merger or, if applicable, any proposal by Essar to amend the terms of the Proposed Essar Merger Agreement taking into account all the terms and conditions of such proposal and the Proposed Essar Merger Agreement (including the expected timing and likelihood of consummation, taking into account any governmental, regulatory and other approval requirements); and

•

in the reasonable good faith belief of the Board, after consultation with outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would reasonably be likely to be inconsistent with the Board’s exercise of its fiduciary duties to the Company’s stockholders under applicable law (an Acquisition Proposal which satisfies the conditions in this and the preceding two bullet points being referred to herein as a “Superior Proposal”).

•

The Company will promptly, and in any event within twenty-four hours following receipt of a Superior Proposal and prior to providing any such party with any material non-public information, notify Essar of the receipt of the same, which notice shall reasonably specify the material terms and conditions of such Superior Proposal (and any subsequent material changes to such terms and conditions) and include the name of the person making such Superior Proposal and copies of all correspondence and written materials provided to the Company or any representative of the Company that describe any terms and conditions of any Superior Proposal. The Company will promptly provide to Essar any material non-public information regarding the Company or its subsidiaries provided to any other person which was not previously provided to Essar, such additional information to be provided no later than the date of provision of such information to such other person.

Under the Proposed Essar Merger Agreement, the Company will agree that neither the Board nor any committee thereof will:

•	make an Adverse Recommendation Change; or

•	enter into any agreement with respect to any Acquisition Proposal.

However, if prior to acceptance for payment of Shares in the Essar Offer, the Board determines in good faith (after having consulted with outside legal counsel), that an Acquisition Proposal is a Superior Proposal, the Board may make such Adverse Recommendation Change; provided that, prior to such Adverse Recommendation Change:

•	the Company will have provided written notice to Essar that it intends to make such recommendation change, identifying the reasons therefor; and

•

within a period of three business days following the delivery of such notice, Essar shall not have proposed adjustments to the Proposed Essar Merger Agreement such that the failure to make an Adverse Recommendation Change would not be inconsistent with the Board’s exercise of its fiduciary duties to the Company’s stockholders under applicable law. Any such Adverse Recommendation Change will not change the approval of the Board for purposes of causing any state takeover statute or other state law to be applicable to the transactions (including each of the Essar Offer and the Proposed Essar Merger).

The Company can terminate the Proposed Essar Merger Agreement and enter into an Acquisition Agreement with respect to an Acquisition Proposal, provided that, prior to any such termination:

•	the Board will have determined in good faith (after having consulted with outside legal counsel) that such Acquisition Proposal is a Superior Proposal;

•

the Company will have provided Essar with written notice that it intends to terminate the Proposed Essar Merger Agreement, identifying the Superior Proposal then determined to be more favorable and the parties thereto and delivering to Essar a copy of the Acquisition Agreement for such Superior Proposal in the form to be entered into;

•

within a period of three business days following delivery of such notice, Essar has not proposed adjustments to the Proposed Essar Merger Agreement (after having caused the Company’s financial and legal advisors to negotiate with Essar in good faith such proposed adjustments) that the Board determines in its good faith judgment (after considering the advice of its financial advisor) to be as favorable to the Company’s stockholders as such Superior Proposal; and

•

at least three business days after providing such notice, the Company will have delivered to Essar a written notice of termination of the Proposed Essar Merger Agreement to Essar (any amendment to the financial terms or any other material term of such Superior Proposal will require a new written notice to Essar and a new three business day period).

The Proposed Essar Merger Agreement does not prohibit the Board from making certain disclosures contemplated or required by securities laws, including those relating to third-party offers to acquire the Company.

Employee Stock Options and Other Employee Benefits. The Proposed Essar Merger Agreement also will provide that, effective as of the Effective Time, the Company will terminate any and all equity compensation plans or arrangements pursuant to which awards were granted to employees or directors of or other service providers to the Company or its subsidiaries (the “Equity Plans”). If the Proposed Essar Merger Agreement is executed, at the Effective Time, each option to purchase Shares granted under the Equity Plans (each, an “Option”) that is outstanding and unexercised immediately prior to the Effective Time will become fully vested as of the Effective Time and the Company will take all action necessary to cause by virtue of the Proposed Essar Merger and without any action on the part of any holder of any Option, each Option to be cancelled and converted into the right to receive from the Surviving Corporation immediately after the Effective Time a cash payment (without interest) equal to the product of (i) the excess, if any, of (x) the price per Share as stated in the Essar Offer over (y) the per Share exercise price of such Option, and (ii) the number of Shares subject to such Option as of the Effective Time (the “Option Consideration”). As of the Effective Time, all Options, whether vested or exercisable, will no longer be outstanding and will automatically cease to exist, and each holder of an Option will cease to have any rights with respect thereto, except the right to receive the Option Consideration.

If the Proposed Essar Merger Agreement is executed, at the Effective Time, each restricted stock unit award evidencing the right to receive Shares granted under the Equity Plans that vests based solely on the passage of time (each a “Time-Based RSU”) that is outstanding immediately prior to the Effective Time will become fully vested as of the Effective Time, and the Company will take all action necessary to cause, by virtue of the Proposed Essar Merger and without any action on the part of the holder of any Time-Based RSU, such Time-Based RSU to be cancelled and converted into the right to receive from the Surviving Corporation immediately after the Effective Time the merger consideration (which is the same consideration offered to Company stockholders pursuant to the Essar Offer).

If the Proposed Essar Merger Agreement is executed, at the Effective Time, each restricted stock unit award evidencing the right to receive Shares granted under the Equity Plans that vests based on the attainment of performance goals (each a “Performance-Based RSU”, and together with the Time-Based RSU, a “Restricted Stock Unit”) that is outstanding immediately prior to the Effective Time will become fully vested as to the maximum number of Shares payable under the award as of the Effective Time, and the Company will take all action necessary to cause, by virtue of the Proposed Essar Merger and without any action on the part of the holder of any Performance-Based RSU, such Performance-Based RSU to be cancelled and converted into the right to receive from the Surviving Corporation immediately after the Effective Time the merger consideration in respect of the maximum number of Shares payable under the award as of the Effective Time.

If the Proposed Essar Merger Agreement is executed, at the Effective Time, each deferred stock unit award evidencing the right to receive Shares granted under the Equity Plans that is payable on a future event or events (each a “DSU”) that is outstanding immediately prior to the Effective Time will become payable as of the Effective Time, and the Company will take all action necessary to cause, by virtue of the Proposed Essar Merger and without any action on the part of any holder of any DSU, each DSU to be cancelled and converted into the right to receive from the Surviving Corporation immediately after the Effective Time, the merger consideration.

The Proposed Essar Merger Agreement will provide that Essar and the Surviving Corporation will maintain the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time for a period not less than six years from the Effective Time; provided, however, that in no event shall the Essar or the Essar Purchaser be required to pay annual premiums in excess of 250% of the current annual premiums paid by the Company for such insurance. Essar may substitute policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, that if the existing director and officer insurance expires or is terminated or cancelled during such period, then Essar or the Surviving Corporation will obtain substantially similar director and officer insurance.

Further Action; Reasonable Best Efforts. The Proposed Essar Merger Agreement will provide that, subject to its terms and conditions, each of the parties thereto will (i) make promptly (and in any event within ten business days after execution of the Proposed Essar Merger Agreement) its respective filings, and thereafter make any other required submissions, under the HSR Act and the antitrust or competition laws of the applicable European Union and other foreign jurisdictions with respect to the transaction; (ii) make promptly (and in any event within ten business days) any filings that may be required pursuant to the Exon-Florio Amendment, and (iii) take, or cause to be taken, all actions, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Proposed Essar Merger as promptly as practicable, including, but not limited to, using their respective reasonable best efforts to obtain any requisite consents, approvals, authorizations, orders, exemptions or waivers by any third person or governmental entity and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the Proposed Essar Merger and to fulfill the conditions to the Essar Offer and the Proposed Essar Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of the Proposed Essar Merger Agreement, the proper officers and directors of each party to the Proposed Essar Merger Agreement are required to use their reasonable best efforts to take all such action.

The Proposed Essar Merger Agreement also will provide that each of Essar, the Essar Purchaser and will cooperate and use their respective reasonable best efforts to vigorously contest and resist any action, including administrative or judicial actions, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Proposed Essar Merger including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal.

Representations and Warranties. The Proposed Essar Merger Agreement will contain representations and warranties of each of Essar, the Company and The Essar Purchaser. The assertions embodied in those representations and warranties were made for purposes of the Proposed Essar Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Proposed Essar Merger Agreement, including information contained in a confidential disclosure letter that the parties exchanged in connection with signing the Proposed Essar Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, given that they will be made only as of a specific date and will be modified in part by the underlying disclosure schedules. In addition, certain of the representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Proposed Essar Merger Agreement, which subsequent information may or may not be fully reflected in Essar’s or the Company’s public disclosures. For the foregoing reasons, holders of Shares should not rely on the representations and warranties contained in the Proposed Essar Merger Agreement as statements of factual information. The Company’s representations and warranties will relate to, among other things:

•	the Company’s and its subsidiaries’ organization, good standing and qualification to do business;

•	the Company’s subsidiaries;

•	the Company’s corporate power and authority to enter into the Proposed Essar Merger Agreement and to consummate the transactions contemplated by the Proposed Essar Merger Agreement;

•	the Company’s capitalization, including in particular the number of Shares outstanding and the number of Shares issuable pursuant to outstanding Company stock options and stock awards;

•	the inapplicability of anti-takeover laws to the transactions contemplated by the Proposed Essar Merger Agreement because of Board action;

•	the enforceability of the Proposed Essar Merger Agreement against the Company;

•

the absence of violations of or conflicts with the Company’s and its subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the Proposed Essar Merger Agreement and consummating the Essar Offer and the Proposed Essar Merger;

•

the timeliness and compliance with requirements of the Company’s SEC filings since November 27, 2007, including the accuracy and compliance with requirements of the financial statements contained therein;

•	the consolidated financial position of the Company and its subsidiaries;

•	the absence of undisclosed liabilities;

•	the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002;

•	the absence of certain changes or events since December 31, 2007;

•	legal proceedings and governmental orders;

•	matters relating to employee benefit plans, employment agreements and labor;

•	compliance with applicable securities law of the information supplied by the Company for inclusion in filings made with the SEC in connection with the Essar Offer and the Proposed Essar Merger;

•	leased and owned real estate;

•	intellectual property;

•	tax matters;

•	environmental matters;

•	material contracts and performance of obligations thereunder;

•	customers and suppliers;

•	insurance;

•	certain business practices;

•	the absence of undisclosed brokers’ fees; and

•	the receipt by the Company’s board of directors of an opinion from UBS.

Many of the Company’s representations and warranties are qualified by a “Company Material Adverse Change” or a “Company Material Adverse Effect” standard. For the purposes of the Proposed Essar Merger Agreement, “Company Material Adverse Change” or a “Company Material Adverse Effect” means, when used in connection with the Company or any of its subsidiaries, any effect, change, development, event or circumstances that, considered together with all other effects, changes, developments, events or circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have a material adverse effect on, (i) the business, condition (financial or otherwise), assets (tangible or intangible), liabilities (fixed, contingent or otherwise), operations of the Company and its subsidiaries, taken as a whole, (ii) the ability of the Company to consummate the Proposed Essar Merger or to perform any of its obligations under the Proposed Essar Merger Agreement, (iii) Essar’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Essar Purchaser or the Surviving Corporation, or (iv) the rights of Essar or the Essar Purchaser under the Proposed Essar Merger Agreement relating to the Essar Offer, the Proposed Essar Merger or any of the other transactions contemplated in the Proposed Essar Merger Agreement. However, in no event will any of the following, either alone or in combination, be deemed to constitute, a Company Material Adverse Change or a Company Material Adverse Effect:

•	changes in conditions in the United States or the global economy or capital or financial markets generally;

•	any effect, change, development, event or circumstance caused by the announcement, pendency or performance of the Proposed Essar Merger Agreement, or the consummation of the transaction;

•

any change in the trading prices or trading volume of the Shares (provided that this exception shall not prevent or otherwise affect a determination that any effect, change, development, event or circumstance underlying such change has resulted in, or contributed to, a Company Material Adverse Effect);

•

any liquidity constraints resulting from increased market costs for required raw materials (provided that this exception will not prevent or otherwise affect a determination that any effect, change, development, event or circumstance underlying such change has resulted in, or contributed to, a Company Material Adverse Effect);

•	any delay in filing any periodic report with the SEC;

•	any delisting proceeding by NASDAQ as a result of the failure to file a periodic report; provided that the Company does not become delisted;

•	a going concern qualification in connection with the Company’s 2007 Form 10-K when filed;

•	acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism;

•	earthquakes, hurricanes, floods or other natural disasters; or

•	any change in the composition of the Board contemplated by the Proposed Essar Merger Agreement.

Conditions to the Merger. Under the Proposed Essar Merger Agreement, the respective obligations of each party to effect the Proposed Essar Merger are subject to the satisfaction, at or prior to the closing date, of the following conditions (any and all of which can be waived in whole or in part by Essar, the Essar Purchaser and the Company, as the case may be, to the extent permitted by applicable law):

•	the Company stockholder approval shall have been obtained, to the extent required pursuant to the requirements of the certificate of incorporation and the bylaws of the Company and Delaware law;

•

no statute, rule or regulation shall have been enacted or promulgated by any Governmental entity which prohibits the consummation of the Proposed Essar Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect prohibiting consummation of the Proposed Essar Merger;

•	The Essar Purchaser shall have purchased, or caused to be purchased, all Shares properly tendered (and not properly withdrawn) pursuant to the Essar Offer.

Commitments of Essar. The Proposed Essar Merger Agreement will provide that Essar will cause one of its affiliates to enter into a long-term agreement with the Company for the supply of iron ore pellets with the terms of such agreement to be agreed upon between such affiliate and the Company. Furthermore, pursuant to the Proposed Essar Merger Agreement, Essar or one of its affiliates will make significant investments in the business operations of Wheeling-Pittsburgh (and its consolidated subsidiaries) pursuant to the terms outlined in a written communication delivered to the USW on or about April 24, 2008.

Termination. The Proposed Essar Merger Agreement may be terminated and the Proposed Essar Merger and the Essar Offer may be abandoned at any time prior to the Effective Time, whether before or after receipt of Company stockholder approval, in the following circumstances:

•	by mutual written consent of Essar, the Essar Purchaser and the Company; or

•	by either of Essar or the Company if:

•

prior to the purchase of the Shares in the Essar Offer, a court of competent jurisdiction or other governmental entity shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the Transactions (including each of the Essar Offer and the Proposed Essar Merger); provided, however, that the party seeking to terminate pursuant to this paragraph shall have used all commercially reasonable efforts to remove such order or to reverse such action (provided, however, that the right to terminate the Proposed Essar Merger Agreement pursuant to this paragraph is not available to any party whose failure to fulfill any obligation under the Proposed Essar Merger Agreement or the failure of whose representations and warranties to be true has been the cause of, or resulted in, the failure of any such condition);

•

the Essar Offer shall have expired without any Shares being purchased, other than due to a breach of the Proposed Essar Merger Agreement by the party seeking to terminate the Proposed Essar Merger Agreement (provided, however, that the right to terminate the Proposed Essar Merger Agreement pursuant to this paragraph is not available to any party whose failure to fulfill any obligation under the Proposed Essar Merger Agreement or the failure of whose representations and warranties to be true has been the cause of, or resulted in, the failure of any such condition); or

•	the Essar Offer shall not have been consummated by November 30, 2008 (the “Outside Date”);

•	by Essar, if:

•	the Board has issued an Adverse Recommendation Change;

•

the Company shall have breached any representation, warranty, covenant or other agreement contained in the Proposed Essar Merger Agreement which (A) would give rise to the failure of a condition set forth in paragraph (e) or (f) of Annex I of the Proposed Essar Merger Agreement (which contain materiality qualifications of such breaches) and (B) cannot be or has not been cured, in all material respects, within ten days after the giving of written notice to the Company; or

•	the Company violates or breaches any of its no-solicitation obligations under the Proposed Essar Merger Agreement.

•	by the Company, at any time prior to the purchase of the Shares in the Essar Offer:

•	pursuant to and in compliance with the no-solicitation-of-transactions provisions of the Proposed Essar Merger Agreement described above, in connection with a Superior Proposal; or

•

if Essar or the Essar Purchaser shall have breached in any material respect any of the representations, warranties, covenants or agreements contained in the Proposed Essar Merger Agreement and such breach cannot be or has not been cured, in all material respects, within ten days after the giving of written notice to Essar, except for any such breach which would not reasonably be expected to have a material adverse effect on Essar’s or the Essar Purchaser’s ability to complete the Essar Offer or the Proposed Essar Merger.

Effect of Termination. In the event of the termination of the Proposed Essar Merger Agreement, the Proposed Essar Merger Agreement will forthwith become void, and there will be no liability on the part of Essar, the Essar Purchaser or the Company except (i) as set forth below under the section entitled “Fees and Expenses” and (ii) nothing in the Proposed Essar Merger Agreement shall relieve any party from liability for any intentional and material breach thereof prior to the date of such termination.

Fees and Expenses. The Company is obligated to pay to Essar the Termination Fee, plus an amount equal to Essar’s actual documented out-of-pocket fees and expenses not to exceed $2 million in the aggregate (the “Reimbursable Expenses”) if the Proposed Essar Merger Agreement is terminated:

•	by the Company in order to accept a Superior Proposal; or

•	by Essar following an Adverse Recommendation Change by the Company.

The Company is also obligated to pay to Essar the Termination Fee and Reimbursable Expenses if the Proposed Essar Merger Agreement is terminated:

•	by Essar or the Company, if the Essar Offer shall have expired without any Shares being purchased thereby other than as a result of a breach of the Proposed Essar Merger Agreement by Essar;

•	by Essar or the Company following the expiration of the Essar Offer or if the Essar Offer has not been consummated by the Outside Date; or

•

by Essar if the Company following a breach by the Company of any representation, warranty, covenant or other agreement contained in the Proposed Essar Merger Agreement which (A) would give rise to the failure of a condition set forth in paragraph (e) or (f) of Annex I of the Proposed Essar Merger Agreement and (B) cannot be or has not been cured, in all material respects, within ten days after the giving of written notice to the Company; and at the time of such termination, (i) Essar shall have complied, in all material respects, with its obligations under the Proposed Essar Merger Agreement, (ii) following the execution and delivery of the Proposed Essar Merger Agreement and prior to the termination of the Proposed Essar Merger Agreement, an Acquisition Proposal shall have been publicly announced and not publicly withdrawn, and (iii) within twelve months following the termination of the Agreement, either an Acquisition Proposal is consummated or the Company enters into a definitive agreement providing for an Acquisition Proposal.

However, as noted above in “Item 4. Solicitation or Recommendation—Background,” in a letter to the Board dated June 10, 2008, Essar stated that it was providing notice of its intention to increase its offer to purchase all of the Shares. The letter indicated that upon execution of the Proposed Essar Merger Agreement, Essar will increase its offer to $19.00 per Share and, in consideration for its increase in the offer price, it would expect the Company to agree to increase the Termination Fee to $24 million.

Except as set forth in this section, all costs and expenses incurred in connection with the Proposed Essar Merger Agreement, the Essar Offer and the Proposed Essar Merger shall be paid by the party incurring such expenses, whether or not any transaction contemplated thereby is consummated.

The descriptions of the Proposed Essar Merger Agreement and the transactions contemplated by the Proposed Essar Merger Agreement in this Schedule 14D-9 do not purport to be complete. The foregoing summary is qualified in its entirety by reference to the Proposed Essar Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Item 8.	Additional Information.

Credit Agreements.

Concurrently with the execution of the Memorandum of Agreement, Essar entered into a binding commitment letter with Esmark with respect to the WPSC Facility and (ii) the ESSG Facility.

Under the Commitment, Essar has agreed to provide the WPSC Facility pursuant to which it shall purchase 100% of the outstanding loans under the Term Loan and in connection therewith WPSC will pay all accrued and unpaid interest thereon and prepay the outstanding principal amount of loans thereunder (approximately $1.4 million) in excess of $79 million dollars. The WPSC Facility is payable on the earlier of fifteen days following the consummation of the Merger and June 1, 2009. The WPSC Facility will bear interest at the three-month LIBOR rate plus 0.5% (the “Interest Rate”) per annum payable quarterly. Loans under the WPSC Facility are prepayable at any time and must be paid in the event of a change of control of the Company, in each case, in an amount equal to the outstanding principal amount plus interest from the closing date of Essar’s purchase of the Term Loan at six percent in addition to the Interest Rate thereon plus LIBOR breakage costs. On a change of control of the Company not involving Essar or earlier with the consent of the Company, Essar will have the right to purchase up to the “Conversion Amount” (defined below) of Shares at a price of $12.50 per Share, instead of repayment of the corresponding amount of the loan. Any amount of the loan converted into Shares is not subject to the interest payments otherwise payable on a change of control. For purposes of the WPSC Facility, “Conversion Amount” means three million shares minus the number of shares, if any, converted by Essar under the ESSG Facility, subject to customary anti-dilution provisions. The WPSC Facility will be secured by the collateral securing the existing Term Loan.

Under the Commitment, Essar has agreed to provide a $31 million term loan facility to ESSG. The maturity date of the ESSG Facility is the earlier of fifteen days following the consummation of the Merger and June 1, 2009. The ESSG Facility bears interest at the same interest rate as the WPSC Facility. The ESSG Facility contains the same provisions with respect to voluntary prepayments and payments on a change in control. The ESSG Facility also contains a provision permitting conversion of loan amounts into Shares on the same terms as the WPSC Facility, except that Conversion Amount means three million shares minus the number of shares if any converted by Essar under the WPSC Facility, subject to anti-dilution provisions.

The ESSG Facility was closed and the loan contemplated thereunder was funded on May 2, 2008. The WPSC Facility was closed and the purchase of the Term Loan contemplated thereunder was made on May 6, 2008.

Cautionary Note Regarding Forward-Looking Statements.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995. This Schedule 14D-9 contains forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward- looking statements. Actual results may vary significantly from these forward-looking statements based on a variety of factors. Important factors are described in the Company’s Annual Report on Form 10-K filed on May 20, 2008, in the section entitled “Risk Factors.” Further risks and uncertainties associated with Severstal’s unsolicited proposal to acquire the Company include: the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with the Company; the risk that the future trading price of our common stock is likely to be volatile and could be subject to wide price fluctuations; and the risk that stockholder litigation in connection with Severstal’s unsolicited proposal, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Tender Offer Statement on Schedule TO of OAO Severstal, filed with the SEC on May 30, 2008. (1)

(a)(1)(B)	Offer to Purchase, dated May 30, 2008. (1)

(a)(1)(C)	Form of Letter of Transmittal. (1)

(a)(2)(A)	Press release issued by Esmark, dated June 12, 2008. (2)

(a)(2)(B)	Letter to Company’s stockholders communicating the Esmark Board’s recommendation, dated June 12, 2008. (2)

(a)(2)(C)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (filed with the SEC on May 20, 2008 and incorporated by reference).

(e)(1)	Memorandum of Agreement, dated as of April 30, 2008, by and between Esmark Incorporated and Essar Steel Holdings Limited (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on May 22, 2008).

(e)(2)	Form of Agreement and Plan of Merger by and among Essar Steel Holdings Limited, an entity to be designated as “Purchaser,” and Esmark Incorporated (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K/A filed on May 22, 2008).

(e)(3)	Amended and Restated Employment Agreement, dated as of April 25, 2008, between James P. Bouchard and the Company (incorporated by reference to Exhibit 10.16(a) to the Company’s Quarterly Report on Form 10-Q filed on June 10, 2008).

(e)(4)	Amended and Restated Employment Agreement, dated as of April 25, 2008, between Craig T. Bouchard and the Company (incorporated by reference to Exhibit 10.16(b) to the Company’s Quarterly Report on Form 10-Q filed on June 10, 2008).

(e)(5)	Amended and Restated Employment Agreement, dated as of April 25, 2008, between Paul J. Mooney and the Company (incorporated by reference to Exhibit 10.16(c) to the Company’s Quarterly Report on Form 10-Q filed on June 10, 2008).

(e)(6)	Amended and Restated Employment Agreement, dated as of April 25, 2008, between Michael P. DiClemente and the Company (incorporated by reference to Exhibit 10.16(d) to the Company’s Quarterly Report on Form 10-Q filed on June 10, 2008).

(e)(7)	Amended and Restated Employment Agreement, dated as of April 25, 2008, between David A. Luptak, Wheeling-Pittsburgh Corporation and Wheeling-Pittsburgh Steel Corporation (incorporated by reference to Exhibit 10.16(e) to the Company’s Quarterly Report on Form 10-Q filed on June 10, 2008).

(e)(8)	Amended and Restated Employment Agreement, dated as of April 25, 2008, between Thomas A. Modrowski and Esmark Steel Service Group, Inc. (incorporated by reference to Exhibit 10.16(f) to the Company’s Quarterly Report on Form 10-Q filed on June 10, 2008).

(e)(9)	Employment Agreement, dated as of April 25, 2008, between Michael Ogrizovich and Esmark Steel Service Group, Inc. (incorporated by reference to Exhibit 10.16(g) to the Company’s Quarterly Report on Form 10-Q filed on June 10, 2008).

(e)(10)	Amended and Restated Employment Agreement, dated as of April 25, 2008, between Vincent D. Assetta, Wheeling-Pittsburgh Corporation and Wheeling-Pittsburgh Steel Corporation (incorporated by reference to Exhibit 10.16(h) to the Company’s Quarterly Report on Form 10-Q filed on June 10, 2008).

(e)(11)	Amended and Restated Employment Agreement, dated as of April 25, 2008, between John F. Krupinski and Esmark Steel Service Group, Inc. (incorporated by reference to Exhibit 10.16(i) to the Company’s Quarterly Report on Form 10-Q filed on June 10, 2008).

(e)(12)	Amended and Restated Employment Agreement, dated as of April 25, 2008, between William Ristau and Esmark Steel Service Group, Inc. (incorporated by reference to Exhibit 10.16(j) to the Company’s Quarterly Report on Form 10-Q filed on June 10, 2008).

(e)(13)	Esmark Incorporated 2007 Incentive Compensation Plan (incorporated by reference to the proxy statement /prospectus filed pursuant to Rule 424(b)(3) in connection with the Company’s Registration Statement on Form S-4 filed with the SEC October 30, 2007).

(e)(14)	Amended and Restated 2003 Management Stock Incentive Plan of Wheeling-Pittsburgh Corporation (incorporated by reference to the Annual Report on Form 10-K (File No. 0-50300) of Wheeling-Pittsburgh Corporation, filed with the SEC on March 14, 2006).

(e)(15)	Form of Restricted Stock Unit Award under Amended and Restated 2003 Management Stock Incentive Plan of Wheeling-Pittsburgh Corporation (incorporated by reference to the Annual Report on Form 10-K (File No. 0-50300) of Wheeling-Pittsburgh Corporation, filed with the SEC on March 14, 2006).

(e)(16)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.7(b) to the Company’s Annual Report on Form 10-K filed on May 20, 2008).

(e)(17)	Form of Deferred Stock Unit Award Agreement (non-employee directors) (incorporated by reference to Exhibit 10.7(c) to the Company’s Annual Report on Form 10-K filed on May 20, 2008).

(e)(18)	Esmark Incorporated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on May 20, 2008).

(e)(19)	Wheeling-Pittsburgh Steel Corporation Supplemental Executive Retirement Plan (incorporated by reference to the Quarterly Report on Form 10-Q (File No. 0-50300) of Wheeling-Pittsburgh Corporation filed with the SEC on November 13, 2006).

(g)	Not applicable.

(1)	Incorporated by reference to Tender Offer Statement on Schedule TO filed by OAO Severstal and Purchaser with the SEC on May 30, 2008.

(2)	Filed herewith and included in mailing to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESMARK INCORPORATED

By:	/s/ James P. Bouchard
Name:	James P. Bouchard
Title:	Chairman, Chief Executive Officer and Director

Dated: June 12, 2008